UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 27, 2015

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2014 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the gradual recovery in the global economy continued, although weakness in the recovery is seen in some regions. This recovery is expected to continue, but it remains necessary to monitor the economic outlook for Europe, China and emerging countries as well as geopolitical risks. Additionally, there is growing concern that the decline in crude oil prices and depreciation of currencies of certain countries, including Russia, may have negative effects on the global economy. In the United States, the economic recovery has continued in the form of improved employment and consumption amid favorable business conditions. In October 2014, the Federal Open Market Committee announced to conclude its asset purchase program due to a substantial improvement in the outlook for the labor market and the sufficient underlying strength in the broader economy to support ongoing progress toward maximum employment in a context of price stability. While it is expected that the pace of recovery will accelerate, the effects of a shift in monetary policy require continued monitoring. In Europe, the economy is on a recovery trend with a continuing steady recovery in the United Kingdom. The economy in the Euro area remains stuck in low gear. There are concerns regarding the ongoing European debt problem, geopolitical risks, especially in Ukraine, Russia’s economic slowdown, high unemployment rates and prolonged low-inflation. In Asia, while exports have picked up, overall economic growth has been losing momentum due to political unrest in certain regions. The Asian economy as a whole is expected to recover gradually, but there are concerns of a tendency toward tight monetary policies against the backdrop of concerns over currency depreciation and inflation in some regions. In China, although the economy continues to grow at a high rate, a possible further slowdown may occur due to excess capacity and weakened real estate market conditions. In Japan, the economy has been recovering gradually due mainly to an improvement in the employment situation. As for the future outlook of the Japanese economy, while there are some potential risks, including the risk of further downturns in overseas economies, sharp depreciation of the yen and a decline in consumer sentiment as a result of a prolonged negative reaction after the last-minute rise in demand preceding the April 2014 consumption tax increase, there are prospects for a moderate economic recovery due to a gradual improvement in industrial production activities and private consumption supported by an improvement in the employment and household income situations. Key indicators of economic conditions in recent periods include the following:

•	Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 2.5% in the first quarter of calendar 2014. However, after continuing to increase from the first quarter of calendar 2013 through the first quarter of calendar 2014, it decreased by 0.3% and 1.3% in the second and third quarters of calendar 2014, respectively. Then, in November 2014, the Japanese government announced that it will postpone the planned second step of consumption tax hike from 8% to 10%, which was originally scheduled for October 2015.

•	The Japanese Government’s monthly economic report in April 2014 stated that “the Japanese economy is on a moderate recovery trend, while some weak movements are seen lately due to reaction after a last-minute rise in demand before a consumption tax increase.” Its trend view on the recovery of the Japanese economy has basically remained the same since then, but the report in November and December 2014 stated that “weakness can be seen in private consumption.”

•

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing, and that it would continue with the easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan changed the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, and announced that it would double the monetary base and the amounts outstanding of Japanese government bonds as well as ETFs in two years and more than double the average remaining maturity of Japanese government bonds purchases. In October 2014, for the purpose of pre-empting manifestation of the risk that the conversion of deflationary mindsets might be delayed and maintaining the improving momentum of expectation formation, the Bank of Japan announced that it would expand the “quantitative and qualitative monetary easing.” In particular, the Bank of Japan announced that it would expand the purchases of the Japanese government bonds to be increased at an annual pace of about ¥80 trillion (an addition of about ¥30 trillion compared with the past) and expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥3 trillion (tripled compared with the previously announced amount) and ¥90 billion (tripled compared with the previously announced amount), respectively. Additionally, the Bank of Japan announced it would make ETFs that track the JPX-Nikkei Index 400 eligible for purchase.

•	The yield on newly issued 10-year Japanese government bonds was 0.642% as of March 31, 2014 and decreased to 0.531% as of September 30, 2014. Thereafter, the yield further decreased to 0.329% as of December 30, 2014.

•	The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 9.1% to ¥16,173.52 as of September 30, 2014 compared to March 31, 2014. Thereafter, the Nikkei Stock Average further increased to ¥17,450.77 as of December 30, 2014.

•	According to Teikoku Databank, a Japanese research institution, there were 4,750 corporate bankruptcies in Japan in the six months ended September 30, 2014, involving approximately ¥0.9 trillion in total liabilities, 4,782 corporate bankruptcies in the six months ended March 31, 2014, involving approximately ¥1.0 trillion in total liabilities, and 5,320 corporate bankruptcies in the six months ended September 30, 2013, involving approximately ¥1.8 trillion in total liabilities.

•	The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥102.98 to $1.00 as of March 31, 2014 and weakened to ¥109.42 to $1.00 as of September 30, 2014. Thereafter, the yen further weakened to ¥119.80 to $1.00 as of December 30, 2014.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” as described below.

In the six months ended September 30, 2014, we strengthened our capital base mainly as a result of earning ¥355.2 billion of consolidated net income (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible Tier1/Tier2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2014, we redeemed $850 million and ¥139.5 billion of non-dilutive Tier 1 preferred securities that were issued by our overseas special purpose companies in February 2009 and June 2009, respectively. With respect to Tier 2 capital, in April 2014, we redeemed $1.5 billion of dated subordinated bonds that were issued by our overseas special purpose company. We redeemed ¥66.0 billion, ¥60.0 billion and ¥55.0 billion of dated subordinated bonds issued by our subsidiary banks in June 2014, August 2014 and September 2014, respectively.

With respect to new issuances, we issued ¥100.0 billion and ¥50.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan in July 2014 and in December 2014, respectively.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2014 was 9.32%. We aim to increase our regulatory capital, by March 31, 2016, to a level that enables us to secure stably our Common Equity Tier 1 capital ratio under Basel III of 8% or higher (on a fully-effective basis and including the outstanding balance of the eleventh series class XI preferred stock, which was ¥277.8 billion as of September 30, 2014, that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital by July 2016). We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on capital regulations that have been announced to date. See “—Capital Adequacy” for information regarding the capital regulations to which we are subject.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

We paid an interim cash dividend with respect to the fiscal year ending March 31, 2015 of ¥3.5 per share of common stock, which was an increase of ¥0.5 per share as the interim cash dividend paid in the previous fiscal year.

Developments Relating to Our Business

Personal Banking Unit

We are focusing on the following initiatives in our business with individual customers:

•	Increasing assets under management on a group-wide basis

•	Expanding business with Mizuho Bank, Ltd. customers by utilizing securities and trust functions

•	Strengthening asset management business framework to Mizuho Trust & Banking Co., Ltd. customers, and increasing net inflow of Mizuho Securities Co., Ltd. client assets

•	Developing business base that supports integrated business promotion across the group

•	Strengthening of “the number of customers (quantity) × transaction categories (quality)”

•	Enhancing brand power mainly through strategic public relations activities

•	Increasing contacts with customers within the group

•	Developing a framework to efficiently expand business base and increasing the number of transaction categories

•	Increasing loan balance in light of changes in market environment

•	Pursuing initiative towards establishing a new business base

•	Established Incubation Department

Retail Banking Unit

We are focusing on the following initiatives in our business with SMEs, business owners, land owners and lease holders:

•	Strengthening sales promotion for ultra high net worth customers

•	Swiftly conducting business promotions to customers by increasing the number of relationship management officers

•	Strengthening integrated business promotions across the group aimed at ultra high net worth customers of Mizuho Trust & Banking and Mizuho Securities

•	Strengthening top-level business promotion to “Priority Customers for General Managers”

•	Deepening and widening our business initially with business succession and asset inheritance in a unified manner between “banking, trust and securities” functions

•	Retaining our business with the next generation by leveraging educational grant trusts, etc.

•	Regaining customer base of Mizuho Bank

•	Expanding loan business by utilizing various differentiating products and funds

•	Deepening and widening our business through obtaining loan business with customers who have settlement accounts

•	Training up officers capable of both corporate and personal banking business in an integrated manner between “banking, trust and securities” functions

Corporate Banking Unit (Large Corporations)

We are focusing on the following initiatives in our business with large corporations and their affiliates in Japan:

•	Promoting borderless business in an integrated manner between domestic and overseas offices

•	Transforming from one-way business promotion “from Japan” into two-way promotion “between domestic and overseas offices”

•	Promoting seamless business in an integrated manner between “banking, trust and securities” functions

•	Developing solution business promotion by utilizing Mizuho’s unique integrated management between “banking, trust and securities” functions

•	Effectively utilizing “risk money”

•	Utilizing “risk money” for development of the next generation industry

•	Promoting “Group-to-Group” business under “One MIZUHO”

•	Expanding and deepening business between Mizuho group and corporate customer groups

•	Increasing loans and strengthening stable profit base

•	Developing stable profit base such as loans and transaction banking business

Corporate Banking Unit

We are focusing on the following initiatives in our business with relatively larger SMEs (quasi listed companies):

•	Strengthening financing functions

•	Proactively responding to customers’ financing needs for growth by utilizing “Mizuho Growth Support Fund”

•	Expanding new customer base

•	Exercising our multifaceted financial capabilities beginning with new lending

•	Providing solutions in line with corporate customers’ life-cycle

•	Implementing business promotion by providing solutions in line with customers’ growth strategies (business strategies, capital management, etc.)

•	Targeting businesses in Asia

•	Proactively responding to diversifying Japanese corporate customers’ needs for overseas business expansion and overseas strategy

•	Enhancing integrated management between “banking, trust and securities” functions

•	Implementing an approach to solve customers’ challenges by sharing their managerial challenges and strategies

Financial Institutions & Public Sector Business Unit

We are focusing on the following initiatives in our business with financial institutions and central and local governments:

•	Strengthening cooperation with public institutions and regional financial institutions to revitalize regional economies

•	Supporting development of regional industries and companies by reinforcing “market-in (customer-oriented)”-type business promotion

•	Sophisticating products based on customer needs, regulatory developments, etc.

•	Originating and capturing transactions in relation to PPP (public-private partnership) as well as transformation of agriculture, forestry and fisheries industry into the Sixth Industry

•	Contributing to the growth strategy of Japan through initiatives for 2020 Tokyo Olympics and Paralympics Games

•	Further enhancing business promotion capabilities as advisor to the public sector

•	Implementing initiatives for developing Asian bond markets

•	Responding to public primary finance deals such as the issuance of municipal bonds

•	Reinforcing capabilities to provide increasingly sophisticated financial and public institution-related services

•	Strengthening initiatives for our customers’ capital strategies, financing strategies and business strategies in an integrated manner between “banking, trust and securities” functions

International Banking Unit

We are focusing on the following initiatives in our business with non-Japanese companies and Japanese companies that conduct business overseas:

•	Deepening and expanding business with core customers through bank-securities cooperation

•	Advancing from existing Super 30 to Super 50 strategy as well as expanding business with targeted customers of Mizuho Securities

•	Expanding M&A related business (e.g., leveraged finance, advisory service)

•	Strengthening bank-securities double-hat structure for non-Japanese business promotion

•	Strengthening transaction banking business by capturing customers’ trade flow and further accumulating foreign currency deposits

•	Strengthening capabilities to provide products considering customer needs

•	Strengthening business promotion capabilities to financial institutions

•	Pursuing cross-regional initiative: pursuing global collaboration based on Asia

•	Supporting Japanese customers’ overseas business expansion

•	Providing cross-regional business support (including Asia) to non-Japanese customers

Measures for the Enhancement of Group Governance

In June 2014, Mizuho Financial Group transformed into a “Company with Committees,” as defined in the Companies Act, in order to further enhance corporate governance through strengthening the supervisory function of the Board of Directors over the execution of our business and improving the transparency of management processes, and in order to enhance the flexibility of management by facilitating swifter decision making.

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy, though the situation has been calming down steadily. As of September 30, 2014, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $7.4 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of
	March 31, 2014	September 30, 2014	Increase (decrease)
	(in billions of US dollars)
Greece	$—	$—	$—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	—	—	—
Ireland	0.3	0.9	0.6
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.9	0.6
Italy(3)	1.4	2.8	1.4
Sovereign	0.1	1.3	1.2
Financial Institutions	0.1	0.1	—
Others	1.2	1.4	0.2
Portugal	0.5	0.4	(0.1)
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.5	0.4	(0.1)
Spain(3)	3.1	3.3	0.2
Sovereign	—	0.7	0.7
Financial Institutions	—	—	—
Others	3.1	2.6	(0.5)
Total	$5.3	$7.4	$2.1
Sovereign	0.1	2.0	1.9
Financial Institutions(4)	0.1	0.1	—
Others	5.1	5.3	0.2

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposures except for derivatives exposures which take into consideration legally enforceable master netting agreements.
(3)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations, and we had limited exposure to sovereign bonds.
(4)	Our exposure to financial institutions that are not state-owned is minimal.

Exposure to Russia and Ukraine

As for our exposure to obligors in Russia, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $5.3 billion in exposure as of March 31, 2014, which decreased to $4.8 billion as of September 30, 2014. Our principal banking subsidiaries (including their overseas subsidiaries) had no exposure to obligors in Ukraine as of March 31, 2014 and September 30, 2014. The exposure amounts are on a managerial accounting basis, and footnotes 1 and 2 to the table immediately above are similarly applicable to these amounts.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,		Increase (decrease)
	2013	2014
	(in billions of yen)
Interest and dividend income	¥725	¥706	¥(19)
Interest expense	203	199	(4)

Net interest income	522	507	(15)
Provision (credit) for loan losses	(96)	(92)	4

Net interest income after provision (credit) for loan losses	618	599	(19)
Noninterest income	374	803	429
Noninterest expenses	745	774	29

Income before income tax expense	247	628	381
Income tax expense	53	220	167

Net income	194	408	214
Less: Net income attributable to noncontrolling interests	3	4	1

Net income attributable to MHFG shareholders	¥191	¥404	¥213

Executive Summary

Net interest income decreased by ¥15 billion, or 2.9%, from the six months ended September 30, 2013 to ¥507 billion in the six months ended September 30, 2014 due to a decrease in interest and dividend income of ¥19 billion, offset in part by a decrease in interest expense of ¥4 billion. The decrease in interest and dividend income was due mainly to decreases in interest income from trading account assets and loans, offset in part by an increase in interest income from interest-bearing deposits in other banks. The decrease in interest income from trading account assets was due mainly to a decline in the average yields of foreign trading account assets, reflecting a decline in short-term interest rate levels of the Japanese yen and other major currencies. The decrease in interest income from loans was due mainly to a decline in the average yields of loans, offset in part by an increase in the average balance of foreign loans. The increase in interest income from interest-bearing deposits in other banks was due to an increase in the average balance and a rise in the average yields. The decrease in interest expense was due mainly to decreases in interest expenses on short-term borrowings and long-term debt, offset in part by an increase in interest expense on deposits. The decrease in interest expense on short-term borrowings was due mainly to a decline in the average interest rate, reflecting a decline in short-term interest rate levels of the Japanese yen and other major currencies. The decrease in interest expense on long-term debt was due mainly to a decline in the average interest rate of domestic long-term debt, offset in part by an increase in the average balance of domestic long-term debt. The increase in interest expense on deposits was due mainly to an increase in the average balance of foreign deposits. Credit for loan losses decreased by ¥4 billion, or 4.2%, from the six months ended September 30, 2013 to ¥92 billion in the six months ended September 30, 2014. The credit for loan losses was due primarily to a continued decrease in allowance for loan losses on impaired loans as a result of improved obligor classifications mainly through our credit management activities, reflecting the continuing gradual recovery of the Japanese economy.

Noninterest income increased by ¥429 billion, or 114.7%, from the six months ended September 30, 2013 to ¥803 billion in the six months ended September 30, 2014. The increase was due to trading account gains—net of ¥288 billion in the six months ended September 30, 2014, compared to trading account losses—net of ¥188 billion in the corresponding period in the previous fiscal year, and an increase of ¥7 billion in investment gains—net, offset in part by foreign exchange losses—net of ¥6 billion in the six months ended September 30, 2014, compared to foreign exchange gains—net of ¥17 billion in the corresponding period in the previous fiscal year, and a decrease of ¥5 billion in fees and commissions. The change in trading account gains (losses) was due mainly to an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to change in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP.

Noninterest expenses increased by ¥29 billion, or 3.9%, from the six months ended September 30, 2013 to ¥774 billion in the six months ended September 30, 2014 due mainly to an increase in general and administrative expenses of ¥15 billion and an increase in occupancy expenses of ¥10 billion, offset in part by a credit for losses on off-balance sheet instruments of ¥8 billion in the six months ended September 30, 2014 compared to a provision for losses on off-balance-sheet instruments of ¥14 billion in the corresponding period in the previous fiscal year. The increase in general and administrative expenses was due mainly to increases in the effect of the translation impact on overseas expenses as a result of the depreciation of the Japanese yen against other major currencies, domestic consumption tax as a result of the rise in consumption tax rate, and IT-related costs. The increase in occupancy expenses was due mainly to increases in rent expenses and depreciation expenses of tangible fixed assets. The change in provision (credit) for losses on off-balance-sheet instruments was due mainly to a decrease in allowance for losses on reimbursement of debentures and guarantees.

As a result of the foregoing, income before income tax expense increased by ¥381 billion, or 154.3%, from the six months ended September 30, 2013 to ¥628 billion in the six months ended September 30, 2014. Income tax expense increased by ¥167 billion, or 315.1%, from the six months ended September 30, 2013 to ¥220 billion in the six months ended September 30, 2014. The increase in income tax expense was due to deferred tax expense of ¥102 billion in the six months ended September 30, 2014, compared to a deferred tax benefit of ¥14 billion in the corresponding period in the previous fiscal year and an increase in current tax expense of ¥51 billion. Net income increased by ¥214 billion, or 110.3%, from the six months ended September 30, 2013 to ¥408 billion in the six months ended September 30, 2014. Net income attributable to noncontrolling interests increased by ¥1 billion, or 33.3%, from the six months ended September 30, 2013 to ¥4 billion in the six months ended September 30, 2014.

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥213 billion, or 111.5%, from the corresponding period in the previous fiscal year to ¥404 billion in the six months ended September 30, 2014.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,						Increase (decrease)
	2013			2014
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥13,415	¥14	0.20%	¥19,945	¥23	0.23%	¥6,530	¥9	0.03%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	15,730	25	0.31	15,168	19	0.25	(562)	(6)	(0.06)
Trading account assets	18,686	91	0.98	18,939	77	0.81	253	(14)	(0.17)
Investments	37,245	98	0.53	35,210	102	0.58	(2,035)	4	0.05
Loans	70,261	497	1.41	73,724	485	1.31	3,463	(12)	(0.10)

Total interest-earning assets	155,337	725	0.93	162,986	706	0.86	7,649	(19)	(0.07)

Deposits	87,736	66	0.15	92,755	71	0.15	5,019	5	0.00
Short-term borrowings(1)	39,912	32	0.16	39,428	25	0.13	(484)	(7)	(0.03)
Trading account liabilities	3,975	15	0.76	4,572	16	0.70	597	1	(0.06)
Long-term debt	9,688	90	1.86	11,155	87	1.57	1,467	(3)	(0.29)

Total interest-bearing liabilities	141,311	203	0.29	147,910	199	0.27	6,599	(4)	(0.02)

Net	¥14,026	¥522	0.64	¥15,076	¥507	0.59	¥1,050	¥(15)	(0.05)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income decreased by ¥19 billion, or 2.6%, from the six months ended September 30, 2013 to ¥706 billion in the six months ended September 30, 2014 due mainly to decreases in interest income from trading account assets and loans, offset in part by an increase in interest income from interest-bearing deposits in other banks. The decrease in interest income from trading account assets was due mainly to a decline in the average yields of foreign trading account assets, reflecting a decline in short-term interest rate levels of the Japanese yen and other major currencies. The decrease in interest income from loans was due mainly to a decline in the average yields of loans, offset in part by an increase in the average balance of foreign loans. The increase in interest income from interest-bearing deposits in other banks was due to an increase in the average balance and a rise in the average yields. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥75 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥56 billion, resulting in the ¥19 billion decrease in interest and dividend income.

Interest expense decreased by ¥4 billion, or 2.0%, from the six months ended September 30, 2013 to ¥199 billion in the six months ended September 30, 2014 due mainly to decreases in interest expense on short-term borrowings and long-term debt, offset in part by an increase in interest expense on deposits. The decrease in interest expense on short-term borrowings was due mainly to a decline in the average interest rate, reflecting a decline in short-term interest rate levels of the Japanese yen and other major currencies. The decrease in interest expense on long-term debt was due mainly to a decline in the average interest rate of domestic long-term debt, offset in part by an increase in the average balance of domestic long-term debt. The increase in interest expense on deposits was due mainly to an increase in the average balance of foreign deposits. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥50 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥46 billion, resulting in the ¥4 billion decrease in interest expense.

As a result of the foregoing, net interest income decreased by ¥15 billion, or 2.9%, from the six months ended September 30, 2013 to ¥507 billion in the six months ended September 30, 2014. Average interest rate spread declined by 0.05% from the six months ended September 30, 2013 to 0.59% in the six months ended September 30, 2014. The decline of the average interest rate spread was due mainly to declines in average yields on trading account assets, loans and call loans and funds sold, and receivables under resale agreements and securities borrowing transaction, which more than offset the effect of decline in average interest rates on long-term debt.

Provision (Credit) for Loan Losses

Credit for loan losses decreased by ¥4 billion, or 4.2%, from the six months ended September 30, 2013 to ¥92 billion in the six months ended September 30, 2014. The credit for loan losses was due primarily to a continued decrease in allowance for loan losses on impaired loans as a result of improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Recent Developments—Operating Environment.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,		Increase (decrease)
	2013	2014
	(in billions of yen)
Fees and commissions:
Fees and commissions from securities-related business	¥90	¥80	¥(10)
Fees and commissions from deposits and lending business	58	57	(1)
Fees and commissions from remittance business	54	55	1
Trust fees	24	24	—
Fees for other customer services	111	116	5

Total fees and commissions income	337	332	(5)

Foreign exchange gains (losses)—net	17	(6)	(23)
Trading account gains (losses)—net	(188)	288	476
Investment gains (losses)—net	94	101	7
Investment gains (losses) related to bonds	29	48	19
Investment gains (losses) related to equity securities	64	46	(18)
Others	1	7	6
Equity in earnings (losses) of equity method investees—net	21	18	(3)
Gains on disposal of premises and equipment	7	2	(5)
Other noninterest income	86	68	(18)

Total noninterest income	¥374	¥803	¥429

Noninterest income increased by ¥429 billion, or 114.7%, from the six months ended September 30, 2013 to ¥803 billion in the six months ended September 30, 2014. The increase was due to trading account gains—net of ¥288 billion in the six months ended September 30, 2014, compared to trading account losses—net of ¥188 billion in the corresponding period in the previous fiscal year, and an increase of ¥7 billion in investment gains—net, offset in part by foreign exchange losses—net of ¥6 billion in the six months ended September 30, 2014, compared to foreign exchange gains—net of ¥17 billion in the corresponding period in the previous fiscal year, and a decrease of ¥5 billion in fees and commissions.

Trading Account Gains (Losses)—Net

Trading account gains (losses)—net was a gain of ¥288 billion in the six months ended September 30, 2014 compared to a loss of ¥188 billion in the corresponding period in the previous fiscal year. The change was due mainly to an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to change in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Investment Gains (Losses)—Net

Investment gains—net increased by ¥7 billion, or 7.4%, from the six months ended September 30, 2013 to ¥101 billion in the six months ended September 30, 2014. The increase was due mainly to an increase in investment gains related to bonds of ¥19 billion, or 65.5%, from the six months ended September 30, 2013 to ¥48 billion in the six months ended September 30, 2014, offset in part by a decrease in investment gains related to equity securities of ¥18 billion, or 28.1%, from the six months ended September 30, 2013 to ¥46 billion in the six months ended September 30, 2014. The increase in investment gains related to bonds was due mainly to a decrease in losses on sales of bonds for the six months ended September 30, 2014, which reflected a decline in long-term interest rates during the six months ended September 30, 2014 compared to a rise in the corresponding period in the previous fiscal year. The decrease in investment gains related to equity securities was due mainly to less preferable stock market conditions during the six months ended September 30, 2014 than in the corresponding period in the previous fiscal year.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains (losses)—net was a loss of ¥6 billion in the six months ended September 30, 2014 compared to a gain of ¥17 billion in the corresponding period in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2014.

Fees and Commissions

Fees and commissions decreased by ¥5 billion, or 1.5%, from the six months ended September 30, 2013 to ¥332 billion in the six months ended September 30, 2014. The decrease was due mainly to a decrease in fees and commissions from securities-related business of ¥10 billion, or 11.1%, from the six months ended September 30, 2013 to ¥80 billion in the six months ended September 30, 2014. The decrease in fees and commissions from securities-related business was due mainly to less preferable stock market conditions during the six months ended September 30, 2014 than in the corresponding period in the previous fiscal year.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,		Increase (decrease)
	2013	2014
	(in billions of yen)
Salaries and employee benefits	¥292	¥293	¥1
General and administrative expenses	235	250	15
Occupancy expenses	83	93	10
Fees and commission expenses	65	70	5
Provision (credit) for losses on off-balance-sheet instruments	14	(8)	(22)
Other noninterest expenses	56	76	20

Total noninterest expenses	¥745	¥774	¥29

Noninterest expenses increased by ¥29 billion, or 3.9%, from the six months ended September 30, 2013 to ¥774 billion in the six months ended September 30, 2014. This increase was due mainly to an increase in general and administrative expenses of ¥15 billion and an increase in occupancy expenses of ¥10 billion, offset in part by a credit for losses on off-balance sheet instruments of ¥8 billion in the six months ended September 30, 2014 compared to a provision for losses on off-balance-sheet instruments of ¥14 billion in the corresponding period in the previous fiscal year.

General and Administrative Expenses

General and administrative expenses increased by ¥15 billion, or 6.4%, from the six months ended September 30, 2013 to ¥250 billion in the six months ended September 30, 2014. The increase was due mainly to increases in the effect of the translation impact on overseas expenses as a result of the depreciation of the Japanese yen against other major currencies, domestic consumption tax as a result of the rise in consumption tax rate, and IT-related costs.

Occupancy Expenses

Occupancy expenses increased by ¥10 billion, or 12.0%, from the six months ended September 30, 2013 to ¥93 billion in the six months ended September 30, 2014 due mainly to increases in rent expenses and depreciation expenses of tangible fixed assets.

Provision (Credit) for losses on Off-Balance-Sheet Instruments

Provision (credit) for losses on off-balance-sheet instruments was a credit of ¥8 billion in the six months ended September 30, 2014 compared to a provision of ¥14 billion in the corresponding period in the previous fiscal year. The change was due mainly to a decrease in allowance for losses on reimbursement of debentures and guarantees.

Income Tax Expense

Income tax expense increased by ¥167 billion, or 315.1%, from the six months ended September 30, 2013 to ¥220 billion in the six months ended September 30, 2014. The increase was due to deferred tax expense of ¥102 billion in the six months ended September 30, 2014, compared to deferred tax benefit of ¥14 billion in the corresponding period in the previous fiscal year and an increase in current tax expense of ¥51 billion. The change in deferred tax expense (benefit) was due mainly to a decrease in deferred tax assets, net of allowance, due primarily to a decrease in the temporary differences of our principal banking subsidiaries. The increase in current tax expense was due mainly to an increase in the taxable income of a principal banking subsidiary.

	Six months ended September 30,		Increase (decrease)
	2013	2014
	(in billions of yen)
Income before income tax expense	¥247	¥628	¥381
Income tax expense	53	220	167
Current tax expense	67	118	51
Deferred tax expense (benefit)	(14)	102	116

Net income	194	408	214
Less: Net income attributable to noncontrolling interests	3	4	1

Net income attributable to MHFG shareholders	¥191	¥404	¥213

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥1 billion, or 33.3%, from the six months ended September 30, 2013 to ¥4 billion in the six months ended September 30, 2014.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥213 billion, or 111.5%, from the corresponding period in the previous fiscal year to ¥404 billion in the six months ended September 30, 2014.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fees and commissions income, net trading income and net other operating income) less general and administrative expenses. Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 19 to our consolidated financial statements included elsewhere in this report.

We engage in banking, trust banking, securities and other businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the relevant principal consolidated subsidiaries such as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities for investors to measure the present and future cash flows properly.

Operating segments of Mizuho Bank are aggregated based on the type of customer characteristics and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

Mizuho Bank

Personal Banking

This segment provides financial products and services such as housing loans, deposits, investment trusts and individual insurance to individual customers through Mizuho Bank’s nationwide branches and ATM network as well as telephone and the internet banking services. In addition, this segment handles trust products as an agent of Mizuho Trust & Banking.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for SMEs.

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to Japanese large corporations and their affiliates by integrating our specialty functions, including banking, trust and securities, based on solid relationships with our domestic customers and by utilizing our global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial products and services including a range of solution businesses in accordance with the growth strategy of our corporate customers. This segment provides solutions to customers’ financial needs such as stable fund-raising, mergers and acquisitions, management buy-out, business succession, entry to new business and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial products and services that include funding support via the subscription and underwriting of bonds, etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for our Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through our global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of Mizuho Bank.

Mizuho Trust & Banking

Mizuho Trust & Banking provides products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Mizuho Securities

Mizuho Securities provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consists of Mizuho Financial Group, our subsidiaries other than Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, and our equity-method affiliates. They provide a wide range of customers with various products and services such as those related to trust and custody, asset management and private banking through companies such as Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate) and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho

Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from our internal management reporting systems.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2014 were ¥1,067.1 billion, an increase of ¥24.1 billion compared to the six months ended September 30, 2013. Consolidated general and administrative expenses for the six months ended September 30, 2014 were ¥632.8 billion, an increase of ¥33.1 billion compared to the six months ended September 30, 2013. Consolidated net business profits for the six months ended September 30, 2014 were ¥412.9 billion, a decrease of ¥5.7 billion compared to the six months ended September 30, 2013.

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Six months ended September 30, 2013(1)(2)(3):
Gross profits:
Net interest income	¥401.7	¥347.4	¥55.2	¥20.4	¥80.9	¥25.7	¥12.4	¥64.6	¥88.2	¥54.3	¥19.0	¥1.3	¥132.0	¥554.0
Net noninterest income (expense)	192.2	191.2	8.5	12.5	70.6	20.4	8.9	76.5	(6.2)	1.0	53.8	148.1	94.9	489.0

Total	593.9	538.6	63.7	32.9	151.5	46.1	21.3	141.1	82.0	55.3	72.8	149.4	226.9	1,043.0
General and administrative expenses	275.8	254.7	56.6	29.4	40.5	19.8	10.5	42.9	55.0	21.1	45.6	120.1	158.2	599.7
Others	(22.2)	—	—	—	—	—	—	—	—	(22.2)	(1.5)	—	(1.0)	(24.7)

Net business profits	¥295.9	¥283.9	¥7.1	¥3.5	¥111.0	¥26.3	¥10.8	¥98.2	¥27.0	¥12.0	¥25.7	¥29.3	¥67.7	¥418.6

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Six months ended September 30, 2014(1):
Gross profits:
Net interest income (expense)	¥522.3	¥450.8	¥108.8	¥39.4	¥87.2	¥49.8	¥16.2	¥71.6	¥77.8	¥71.5	¥19.0	¥0.4	¥(0.3)	¥541.4
Net noninterest income	292.2	279.7	20.3	24.7	57.1	33.3	12.8	68.3	63.2	12.5	55.7	147.4	30.4	525.7

Total	814.5	730.5	129.1	64.1	144.3	83.1	29.0	139.9	141.0	84.0	74.7	147.8	30.1	1,067.1
General and administrative expenses	437.0	407.1	115.0	59.5	47.0	38.3	14.8	46.8	85.7	29.9	46.0	125.9	23.9	632.8
Others	(17.3)	—	—	—	—	—	—	—	—	(17.3)	(1.8)	—	(2.3)	(21.4)

Net business profits	¥360.2	¥323.4	¥14.1	¥4.6	¥97.3	¥44.8	¥14.2	¥93.1	¥55.3	¥36.8	¥26.9	¥21.9	¥3.9	¥412.9

Notes:

(1)	“Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the six months ended September 30, 2013 have been reclassified under the new allocation methods.
(3)	As for the six months ended September 30, 2013, “Mizuho Bank (Non-consolidated)” represents the sum of the performance of the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second quarter, while “Others (h)” includes the performance of the former Mizuho Bank for the first quarter, in light of the merger of the former Mizuho Bank and the former Mizuho Corporate Bank conducted in July 2013.

Mizuho Bank

On July 1, 2013, the merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. The following table and comparison are based on the simple aggregation of the results of the former Mizuho Bank and the former Mizuho Corporate Bank with respect to the period prior to the merger.

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Six months ended September 30, 2013:
Gross profits:
Net interest income	¥471.1	¥108.6	¥40.7	¥83.5	¥50.9	¥17.2	¥64.6	¥105.6
Net noninterest income	253.3	16.7	24.3	75.6	34.7	11.3	76.5	14.2

Total	724.4	125.3	65.0	159.1	85.6	28.5	141.1	119.8
General and administrative expenses	386.8	111.7	58.3	43.9	38.7	14.4	42.9	76.9
Others	—	—	—	—	—	—	—	—

Net business profits	¥337.6	¥13.6	¥6.7	¥115.2	¥46.9	¥14.1	¥98.2	¥42.9

Notes:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013. Figures for the six months ended September 30, 2013 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second quarter.
(2)	Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the six months ended September 30, 2013 have been reclassified under the new allocation methods.

Gross profits for the six months ended September 30, 2014 were ¥730.5 billion, an increase of ¥6.1 billion, or 0.8%, compared to the six months ended September 30, 2013. The increase was attributable mainly to an increase in income from trading and others as a result of bond trading activities that appropriately captured the declining interest rate trends in Japan and overseas, and an increase in income from personal banking as a result of increased sales of investment trusts. This increase was offset in part by a decrease in gross profits related to our customer groups attributable to decreases in noninterest income in corporate banking (large corporations) and international banking due mainly to the absence of some transactions in which a large amount of noninterest income was generated in the previous period.

General and administrative expenses for the six months ended September 30, 2014 increased by ¥20.3 billion, or 5.2%, compared to the six months ended September 30, 2013 to ¥407.1 billion due mainly to expenses related to our strategies for strengthening gross profits and the effects of the increase in Japanese consumption tax, offset in part by our group-wide cost reduction efforts, including our cost restructuring measures.

As a result mainly of the foregoing, net business profits for the six months ended September 30, 2014 decreased by ¥14.2 billion, or 4.2%, compared to the six months ended September 30, 2013 to ¥323.4 billion.

Mizuho Trust & Banking

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2014 were ¥74.7 billion, an increase of ¥1.9 billion, or 2.6%, compared to the six months ended September 30, 2013. The increase was attributable mainly to an increase in noninterest income related to pension, asset custody and stock transfer agency businesses.

General and administrative expenses for Mizuho Trust & Banking for the six months ended September 30, 2014 increased by ¥0.4 billion, or 0.9%, compared to the six months ended September 30, 2013 to ¥46.0 billion.

As a result mainly of the foregoing, net business profits for Mizuho Trust & Banking for the six months ended September 30, 2014 increased by ¥1.2 billion, or 4.7%, compared to the six months ended September 30, 2013 to ¥26.9 billion.

Mizuho Securities

Gross profits for Mizuho Securities for the six months ended September 30, 2014 were ¥147.8 billion, a decrease of ¥1.6 billion, or 1.1%, compared to the six months ended September 30, 2013. The decrease was attributable mainly to a decrease in commissions and fees including equity brokerage commissions due mainly to a drop off from the strong results in the first quarter of the previous fiscal year when the domestic stock market performed particularly well.

General and administrative expenses for Mizuho Securities for the six months ended September 30, 2014 increased by ¥5.8 billion, or 4.8%, compared to the six months ended September 30, 2013 to ¥125.9 billion. The increase was due mainly to the impact of the depreciation of the yen primarily against the U.S. dollar.

As a result mainly of the foregoing, net business profits for Mizuho Securities for the six months ended September 30, 2014 decreased by ¥7.4 billion, or 25.3%, compared to the six months ended September 30, 2013 to ¥21.9 billion.

Financial Condition

Assets

Our assets as of March 31, 2014 and September 30, 2014 were as follows:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen)
Cash and due from banks	¥1,697	¥1,464	¥(233)
Interest-bearing deposits in other banks	19,037	21,985	2,948
Call loans and funds sold	468	467	(1)
Receivables under resale agreements	8,349	9,522	1,173
Receivables under securities borrowing transactions	5,011	5,053	42
Trading account assets	27,408	31,593	4,185
Investments	35,482	37,069	1,587
Loans	73,485	74,173	688
Allowance for loan losses	(626)	(528)	98

Loans, net of allowance	72,859	73,645	786
Premises and equipment—net	1,357	1,368	11
Due from customers on acceptances	92	99	7
Accrued income	264	251	(13)
Goodwill	12	12	—
Intangible assets	59	54	(5)
Deferred tax assets	405	163	(242)
Other assets	3,199	4,223	1,024

Total assets	¥175,699	¥186,968	¥11,269

Total assets increased by ¥11,269 billion from ¥175,699 billion as of March 31, 2014 to ¥186,968 billion as of September 30, 2014. This increase was due mainly to an increase of ¥4,185 billion in trading account assets, primarily derivative contracts and Japanese government bonds, an increase of ¥2,948 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan, an increase of ¥1,587 billion in investments, primarily Agency mortgage-backed securities and Japanese government bonds, and an increase of ¥1,173 billion in receivables under resale agreements.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2014 and September 30, 2014:

	As of				Increase (decrease)
	March 31, 2014		September 30, 2014
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,026	10.9%	¥8,225	11.1%	¥199	0.2%
Construction and real estate	7,205	9.8	7,132	9.6	(73)	(0.2)
Services	3,957	5.4	4,121	5.5	164	0.1
Wholesale and retail	5,351	7.3	5,496	7.4	145	0.1
Transportation and communications	3,247	4.4	3,216	4.3	(31)	(0.1)
Banks and other financial institutions	3,460	4.7	3,691	5.0	231	0.3
Government and public institutions	6,734	9.1	5,496	7.4	(1,238)	(1.7)
Other industries(1)	4,983	6.8	4,925	6.6	(58)	(0.2)
Individuals	11,975	16.2	11,870	16.0	(105)	(0.2)
Mortgage loans	11,187	15.2	11,073	14.9	(114)	(0.3)
Other	788	1.0	797	1.1	9	0.1

Total domestic	54,938	74.6	54,172	72.9	(766)	(1.7)
Foreign:
Commercial and industrial	12,938	17.6	13,623	18.3	685	0.7
Banks and other financial institutions	4,610	6.3	5,179	7.0	569	0.7
Government and public institutions	883	1.2	942	1.3	59	0.1
Other(1)	255	0.3	401	0.5	146	0.2

Total foreign	18,686	25.4	20,145	27.1	1,459	1.7

Subtotal	73,624	100.0%	74,317	100.0%	693	—

Less: Unearned income and deferred loan fees—net	(139)		(144)		(5)

Total loans before allowance for loan losses	¥73,485		¥74,173		¥688

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥688 billion from the end of the previous fiscal year to ¥74,173 billion as of September 30, 2014. Loans to domestic borrowers decreased by ¥766 billion to ¥54,172 billion due primarily to a decrease in loans to government and public institutions.

Loans to foreign borrowers increased by ¥1,459 billion from the end of the previous fiscal year to ¥20,145 billion as of September 30, 2014. The increase in loans to foreign borrowers was due primarily to increases in commercial and industrial and banks and other financial institutions, mainly in Americas and Asia, and the translation impact of the depreciation of the yen against other major currencies.

Within our loan portfolio, loans to domestic borrowers decreased from 74.6% to 72.9% while loans to foreign borrowers increased from 25.4% to 27.1%.

Balance of Impaired Loans

The following table shows our impaired loans as of March 31, 2014 and September 30, 2014 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2014		September 30, 2014
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥229	2.9%	¥161	2.0%	¥(68)	(0.9)%
Construction and real estate	138	1.9	119	1.7	(19)	(0.2)
Services	79	2.0	82	2.0	3	0.0
Wholesale and retail	156	2.9	145	2.6	(11)	(0.3)
Transportation and communications	48	1.5	52	1.6	4	0.1
Banks and other financial institutions	11	0.3	6	0.2	(5)	(0.1)
Other industries	1	0.0	1	0.0	—	0.0
Individuals	195	1.6	182	1.5	(13)	(0.1)

Total domestic	857	1.6	748	1.4	(109)	(0.2)
Foreign	288	1.5	229	1.1	(59)	(0.4)

Total impaired loans	¥1,145	1.6	¥977	1.3	¥(168)	(0.3)

Impaired loans decreased by ¥168 billion, or 14.7%, from the end of the previous fiscal year to ¥977 billion as of September 30, 2014. Impaired loans to domestic borrowers decreased by ¥109 billion due mainly to a decrease in manufacturing as a result of upgrades related to some borrowers mainly due to improved financial conditions reflecting a recovering business environment. Impaired loans to foreign borrowers decreased by ¥59 billion, primarily in Central and South America.

The percentage of impaired loans within gross total loans decreased from 1.6% as of March 31, 2014 to 1.3% as of September 30, 2014. The percentage of impaired loans net of allowance to gross total loans net of allowance decreased from 0.71% as of March 31, 2014 to 0.61% as of September 30, 2014, due to a decrease in impaired loans net of allowance and an increase in gross total loans net of allowance.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2014 and September 30, 2014:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥323	¥248	¥(75)
Allowance for loan losses on non-impaired loans (B)	303	280	(23)

Total allowance for loan losses (C)	626	528	(98)
Impaired loans requiring an allowance for loan losses (D)	958	805	(153)
Impaired loans not requiring an allowance for loan losses (E)	187	172	(15)
Non-impaired loans(2) (F)	72,479	73,340	861

Gross total loans (G)	¥73,624	¥74,317	¥693

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	33.72%	30.80%	(2.92)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.42	0.38	(0.04)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.85	0.71	(0.14)

Notes:

(1)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥420 billion as of September 30, 2014 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥98 billion from the end of the previous fiscal year to ¥528 billion as of September 30, 2014. This decrease was due to a decrease of ¥75 billion in the allowance for loan losses on impaired loans as a result of a decrease in impaired loans requiring an allowance for loan losses, and a decrease of ¥23 billion in the allowance for loan losses on non-impaired loans. The allowance for loan losses on non-impaired loans decreased due primarily to upgrades in the obligor categories of a broad range borrowers mainly through our credit management activities, reflecting the continuing gradual recovery of the Japanese economy. Gross total loans increased due mainly to an increase in non-impaired loans reflecting increased funding demand from customers and upgrades in obligor categories, both reflecting the positive trends in the economic environment. Due mainly to the decrease in impaired loans requiring an allowance and the increase in gross total loans, the percentage of total allowance for loan losses against gross total loans decreased by 0.14% to 0.71%. The percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 2.92% to 30.80%.

The primary factors behind the gap between the 15.7% decrease in allowance for loan losses and the 0.9% increase in the balance of gross total loans as of September 30, 2014 compared to March 31, 2014 consisted mainly of the increase in the balance of non-impaired loans, the decrease in impaired loans requiring an allowance for loan losses due to improvement in our loan portfolio and the decrease in the percentage of allowance for loan losses on impaired loans against the balance of impaired loans, each as described in the above paragraph.

Impaired loans decreased by 14.7% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses. Allowance for loan losses on impaired loans decreased by 23.3%.

The coverage ratio for impaired loans decreased by 0.6% as of September 30, 2014 compared to March 31, 2014. The decrease was due to how the percentage decrease in allowance for loan losses was greater than the percentage decrease in impaired loans.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2013 and 2014:

	Six months ended September 30,		Increase (decrease)
	2013	2014
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥773	¥626	¥(147)
Provision (credit) for loan losses	(96)	(92)	4
Charge-offs	38	24	(14)
Less: Recoveries	12	15	3

Net charge-offs	26	9	(17)
Others(1)	8	3	(5)

Balance at end of six-month period	¥659	¥528	¥(131)

Note:

(1)	“Others” include primarily foreign exchange translation.

Credit for loan losses decreased by ¥4 billion from the six months ended September 30, 2013 to ¥92 billion in the six months ended September 30, 2014. A credit for loan losses was recorded due primarily to a continued decrease in allowance for loan losses on impaired loans as a result of improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Recent Developments—Operating Environment.”

Charge-offs decreased by ¥14 billion from the six months ended September 30, 2013 to ¥24 billion for the six months ended September 30, 2014. The decrease was due to a decrease in charge-offs of domestic loans, offset in part by an increase in charge-offs of foreign loans. Recoveries increased by ¥3 billion from the six months ended September 30, 2013 to ¥15 billion in the six months ended September 30, 2014. The increase was due to an increase in recoveries on foreign loans, offset in part by a decrease in recoveries on domestic loans.

Investments

The majority of our investments are available-for-sale securities, which as of March 31, 2014 and September 30, 2014 were as follows:

	As of						Increase (decrease)
	March 31, 2014			September 30, 2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥27,167	¥27,227	¥60	¥27,518	¥27,579	¥61	¥351	¥352	¥1
Japanese government bonds	22,040	22,056	16	22,342	22,351	9	302	295	(7)
Other than Japanese government bonds	5,127	5,171	44	5,176	5,228	52	49	57	8
Equity securities (marketable)	1,668	3,422	1,754	1,712	3,846	2,134	44	424	380

Total	¥28,835	¥30,649	¥1,814	¥29,230	¥31,425	¥2,195	¥395	¥776	¥381

Available-for-sale securities increased by ¥776 billion from the end of the previous fiscal year to ¥31,425 billion as of September 30, 2014. This increase was due primarily to an increase in equity securities due mainly to the rise in Japanese stock prices as of September 30, 2014 compared to those as of March 31, 2014, and an increase in Japanese government bonds. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥233 billion from the end of the previous fiscal year to ¥1,464 billion as of September 30, 2014. The decrease was due to net cash used in investing activities of ¥4,523 billion and net cash used in operating activities of ¥903 billion, offset in part by net cash provided by financing activities of ¥5,188 billion.

Liabilities

The following table shows our liabilities as of March 31, 2014 and September 30, 2014:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen)
Deposits	¥102,610	¥108,473	¥5,863
Due to trust accounts	742	712	(30)
Call money and funds purchased	7,195	6,141	(1,054)
Payables under repurchase agreements	16,798	19,522	2,724
Payables under securities lending transactions	6,266	6,465	199
Other short-term borrowings	6,024	4,082	(1,942)
Trading account liabilities	14,825	17,647	2,822
Bank acceptances outstanding	92	99	7
Income taxes payable	57	93	36
Deferred tax liabilities	33	32	(1)
Accrued expenses	160	154	(6)
Long-term debt	9,854	11,228	1,374
Other liabilities	4,422	5,128	706

Total liabilities	¥169,078	¥179,776	¥10,698

Total liabilities increased by ¥10,698 billion from the end of the previous fiscal year to ¥179,776 billion as of September 30, 2014. The increase was due primarily to increases of ¥5,863 billion in deposits, ¥2,822 billion in trading account liabilities, primarily derivative contracts, and ¥1,374 billion in long-term debt. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2014 and September 30, 2014:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,751	¥12,759	¥8
Interest-bearing deposits	73,115	76,807	3,692

Total domestic deposits	85,866	89,566	3,700

Foreign:
Noninterest-bearing deposits	1,115	1,055	(60)
Interest-bearing deposits	15,629	17,852	2,223

Total foreign deposits	16,744	18,907	2,163

Total deposits	¥102,610	¥108,473	¥5,863

Deposits increased by ¥5,863 billion from the end of the previous fiscal year to ¥108,473 billion as of September 30, 2014. Domestic deposits increased by ¥3,700 billion from the end of the previous fiscal year to ¥89,566 billion as of September 30, 2014. Domestic interest-bearing deposits increased by ¥3,692 billion to ¥76,807 billion as of September 30, 2014. The increase of domestic interest-bearing deposits was due mainly to an increase in certificates of deposits. Foreign deposits increased by ¥2,163 billion from the end of the previous fiscal year to ¥18,907 billion as of September 30, 2014, due mainly to increases in time deposits and certificates of deposits as well as the translation impact of the depreciation of the yen against other major currencies.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2014 and September 30, 2014:

	As of						Increase (decrease)
	March 31, 2014			September 30, 2014
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥742	¥—	¥742	¥712	¥—	¥712	¥(30)	¥—	¥ (30)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,680	16,579	30,259	14,471	17,657	32,128	791	1,078	1,869
Other short-term borrowings	5,757	267	6,024	3,811	271	4,082	(1,946)	4	(1,942)

Total short-term borrowings	¥20,179	¥16,846	¥37,025	¥18,994	¥17,928	¥36,922	¥(1,185)	¥1,082	¥ (103)

Short-term borrowings decreased by ¥103 billion from the end of the previous fiscal year to ¥36,922 billion as of September 30, 2014. Domestic short-term borrowings decreased by ¥1,185 billion due mainly to a decrease in other short-term borrowings. Foreign short-term borrowings increased by ¥1,082 billion due primarily to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2014 and September 30, 2014:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥313	¥278	¥(35)
Common stock	5,489	5,524	35
Accumulated deficit	(538)	(222)	316
Accumulated other comprehensive income, net of tax	1,118	1,415	297
Treasury stock, at cost	(4)	(4)	—

Total MHFG shareholders’ equity	6,378	6,991	613
Noncontrolling interests	243	201	(42)

Total equity	¥6,621	¥7,192	¥571

Equity increased by ¥571 billion from the end of the previous fiscal year to ¥7,192 billion as of September 30, 2014 due mainly to a decrease in accumulated deficit and an increase in accumulated other comprehensive income, net of tax.

Preferred stock decreased by ¥35 billion from the end of the previous fiscal year to ¥278 billion as of September 30, 2014 as a result of the conversion of preferred stock to common stock of ¥35 billion.

Common stock increased by ¥35 billion from the end of the previous fiscal year to ¥5,524 billion as of September 30, 2014 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Accumulated deficit decreased by ¥316 billion from the end of the previous fiscal year to ¥222 billion as of September 30, 2014. This decrease was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2014 of ¥404 billion offset in part by dividend payment of ¥88 billion.

Accumulated other comprehensive income, net of tax increased by ¥297 billion from the end of the previous fiscal year to ¥1,415 billion as of September 30, 2014 due primarily to an increase in unrealized net gains on available-for-sale securities of ¥250 billion.

Treasury stock, at cost as of September 30, 2014 was the same level compared to that as of March 31, 2014.

Noncontrolling interests decreased by ¥42 billion from the end of the previous fiscal year to ¥201 billion as of September 30, 2014.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions.

We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥5,863 billion, or 5.7%, from the end of the previous fiscal year to ¥108,473 billion as of September 30, 2014. Our average balance of deposits for the six months ended September 30, 2014 of ¥105,822 billion exceeded our average balance of loans for the same period by ¥32,098 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2014:

	As of December 31, 2014
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile	Long-term	Short-term	Financial strength
Mizuho Bank	A+	(1)	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	(1)	A-1	a	A1	P-1	C-

Note:

(1)	Negative outlook.

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of September 30, 2014, the balance of Japanese government bonds included within our investments was ¥22.4 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (LCR) standard with a minimum requirement of 60% was introduced on January 1, 2015. It will rise in equal annual steps of 10% to reach 100% on January 1, 2019. See “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance-sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (phased in at 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (phased in at 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

In November 2011, the Financial Stability Board published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements will be phased in starting in January 2016 with full implementation by January 2019. We were included in the list of G-SIBs updated in November 2014 and were allocated to the bucket that would require 1.0% of additional loss absorbency.

Related to regulatory capital requirements, in November 2014, the Financial Stability Board issued for public consultation policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity of G-SIBs. The proposals will be finalized after consultation and impact assessments to form a new minimum standard for “total loss-absorbing capacity” (TLAC). The final version is scheduled to be delivered to the G20 Leaders’ summit scheduled to be held in November 2015.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2014 and September 30, 2014, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥5,304.4	¥5,677.2	¥372.8
Additional Tier 1 capital	1,540.3	1,539.9	(0.4)

Tier 1 capital	6,844.7	7,217.2	372.4
Tier 2 capital	1,811.2	1,950.3	139.0

Total capital	¥8,655.9	¥9,167.5	¥511.5

Risk-weighted assets	¥60,274.0	¥60,865.9	¥591.8
Common Equity Tier 1 capital ratio	8.80%	9.32%	0.52%
Required Common Equity Tier 1 capital ratio	4.00	4.00	—
Tier 1 capital ratio	11.35	11.85	0.50
Required Tier 1 capital ratio	5.50	5.50	—
Total capital ratio	14.36	15.06	0.70
Required total capital ratio	8.00	8.00	—

Our total capital ratio as of September 30, 2014 was 15.06%, an increase of 0.70% compared to March 31, 2014. Our Tier 1 capital ratio as of September 30, 2014 was 11.85%, an increase of 0.50% compared to March 31, 2014. Our Common Equity Tier 1 capital ratio as of September 30, 2014 was 9.32%, an increase of 0.52% compared to March 31, 2014. The increases in each ratio were due mainly to an increase in Common Equity Tier 1 capital. Common Equity Tier 1 capital increased due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2014. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2014.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2014 and September 30, 2014:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
	(in billions of yen)
Common Equity Tier 1 capital	¥5,304.4	¥5,677.2	¥372.8
Capital and stock surplus	3,051.8	3,087.5	35.6
Retained earnings	2,314.7	2,598.1	283.3
Treasury stock	(3.8)	(3.8)	—
Earnings to be distributed	(88.0)	(88.1)	(0.1)
Subscription rights to common shares	3.1	2.0	(1.1)
Accumulated other comprehensive income and other disclosed reserves	156.2	227.0	70.7
Common share capital issued by subsidiaries and held by third parties	10.8	12.2	1.3
Instruments and reserves subject to phase-out arrangements	61.5	58.0	(3.5)
Regulatory adjustments	(202.1)	(215.7)	(13.6)
Additional Tier 1 capital(1)(2)	1,540.3	1,539.9	(0.4)
Additional Tier 1 instruments issued by subsidiaries and held by third parties	25.3	27.9	2.5
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,666.5	1,666.5	—
Instruments subject to phase-out arrangements	(50.8)	(53.4)	(2.6)
Regulatory adjustments	(100.7)	(101.0)	(0.3)

Tier 1 capital(1)(2)	6,844.7	7,217.2	372.4

Tier 2 capital	1,811.2	1,950.3	139.0
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	100.0	100.0
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	154.3	164.1	9.7
Tier 2 instruments issued by subsidiaries and held by third parties	8.1	8.9	0.8
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,349.6	1,196.1	(153.5)
General allowance for loan losses and eligible provisions included in Tier 2	7.0	5.4	(1.5)
Instruments and provisions subject to phase-out arrangements	474.0	652.8	178.8
Regulatory adjustments	(182.0)	(177.3)	4.6

Total capital(1)(2)	¥8,655.9	¥9,167.5	¥511.5

Notes:

(1)	As of September 30, 2014, the outstanding balance of our eleventh series class XI preferred stock was ¥277.8 billion. During the period from October 1, 2014 to December 31, 2014, holders of the preferred stock converted 16,613,500 shares (or ¥16.6 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	In June 2014, we redeemed $850.0 million and ¥139.5 billion of non-dilutive preferred securities. The redemption did not cause a reduction in Tier 1 capital or total capital due to the effect of phase-out arrangements.

Our Common Equity Tier 1 capital increased by ¥372.8 billion from ¥5,304.4 billion as of March 31, 2014 to ¥5,677.2 billion as of September 30, 2014. The increase was due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2014. Our Additional Tier 1 capital decreased by ¥0.4 billion from ¥1,540.3 billion as of March 31, 2014 to ¥1,539.9 billion as of September 30, 2014. As a result, our Tier 1 capital increased by ¥372.4 billion from ¥6,844.7 billion as of March 31, 2014 to ¥7,217.2 billion as of September 30, 2014.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of September 30, 2014, the outstanding balance of these securities was ¥1,495.6 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of September 30, 2014 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2015	¥452.5
June 2016	465.6	(1)
June 2018	274.5
June 2019	303.0

Note:

(1)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of September 30, 2014 was ¥1,950.3 billion, an increase of ¥139.0 billion compared to March 31, 2014. The increase was due mainly to an increase in unrealized gains on other securities and the issuance of dated subordinated bonds offset in part by the redemptions of eligible Tier 2 capital instruments subject to phase-out arrangements.

As a result of the above, total capital as of September 30, 2014 was ¥9,167.5 billion, an increase of ¥511.5 billion compared to March 31, 2014.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2014 and September 30, 2014:

	As of
	March 31, 2014	September 30, 2014	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥54,068.7	¥54,944.5	¥875.7
Market risk equivalent assets	2,919.0	2,821.9	(97.0)
Operational risk equivalent assets	3,286.3	3,099.4	(186.8)

Total	¥60,274.0	¥60,865.9	¥591.8

Risk-weighted assets as of September 30, 2014 were ¥60,865.9 billion, an increase of ¥591.8 billion compared to March 31, 2014. Credit risk assets increased by ¥875.7 billion to ¥54,944.5 billion due mainly to a rise in stock prices in Japan, offset in part by an improvement in our loan portfolio and redemptions. Market risk equivalent assets decreased by ¥97.0 billion to ¥2,821.9 billion. Operational risk equivalent assets decreased by ¥186.8 billion to ¥3,099.4 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2014 and September 30, 2014, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2014	September 30, 2014
Mizuho Bank
Common Equity Tier 1 capital ratio	10.19%	10.59%	0.40%
Tier 1 capital ratio	12.35	12.69	0.34
Total capital ratio	15.48	16.02	0.54
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	14.76	16.37	1.61
Tier 1 capital ratio	14.76	16.37	1.61
Total capital ratio	17.80	19.06	1.26

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2014.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2014, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 15 “Commitments and contingencies” and note 16 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2014	September 30, 2014
	(in millions of yen)
Assets:
Cash and due from banks	1,696,879	1,464,442
Interest-bearing deposits in other banks	19,037,527	21,984,908
Call loans and funds sold	468,283	466,507
Receivables under resale agreements (Note 18)	8,349,365	9,521,697
Receivables under securities borrowing transactions (Note 18)	5,010,740	5,052,663
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥9,445,432 million at March 31, 2014 and ¥10,968,410 million at September 30, 2014) (Notes 17 and 18)	27,408,259	31,593,072
Investments (Notes 3 and 17):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,422,827 million at March 31, 2014 and ¥3,215,378 million at September 30, 2014)	30,648,761	31,424,919
Held-to-maturity securities	4,040,083	4,867,112
Other investments	792,689	776,978
Loans (Notes 4, 5 and 17)	73,484,954	74,173,333
Allowance for loan losses	(626,177)	(527,802)

Loans, net of allowance	72,858,777	73,645,531
Premises and equipment—net	1,356,594	1,368,287
Due from customers on acceptances	92,398	98,514
Accrued income	264,380	250,556
Goodwill	11,549	11,709
Intangible assets	58,947	54,492
Deferred tax assets	405,120	163,333
Other assets (Notes 4, 6, 14 and 17)	3,198,995	4,223,636

Total assets	175,699,346	186,968,356

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2014	September 30, 2014
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	25,762	53,288
Interest-bearing deposits in other banks	10,306	17,761
Trading account assets	1,383,280	1,703,122
Investments	72,626	49,632
Loans, net of allowance	2,639,153	2,640,988
Other	421,585	569,516

Total assets	4,552,712	5,034,307

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2014	September 30, 2014
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	12,751,194	12,759,160
Interest-bearing deposits	73,114,857	76,807,312
Foreign:
Noninterest-bearing deposits	1,114,729	1,055,380
Interest-bearing deposits	15,629,374	17,851,637
Due to trust accounts	742,036	711,606
Call money and funds purchased	7,194,433	6,141,289
Payables under repurchase agreements (Note 18)	16,797,809	19,521,848
Payables under securities lending transactions (Note 18)	6,265,875	6,465,031
Other short-term borrowings	6,023,972	4,081,727
Trading account liabilities (Notes 17 and 18)	14,824,922	17,647,091
Bank acceptances outstanding	92,398	98,514
Income taxes payable	57,124	93,417
Deferred tax liabilities	33,181	32,000
Accrued expenses	160,107	153,948
Long-term debt (including liabilities accounted for at fair value of ¥657,626 million at March 31, 2014 and ¥728,627 million at September 30, 2014) (Note 17)	9,853,941	11,227,877
Other liabilities (Notes 6, 14 and 17)	4,422,023	5,128,048

Total liabilities	169,077,975	179,775,885

Commitments and contingencies (Note 15)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	312,651	277,898
Common stock (Note 7)—no par value, authorized 48,000,000,000 shares at March 31, 2014, and 48,000,000,000 shares at September 30, 2014, and issued 24,263,885,187 shares at March 31, 2014, and 24,392,920,767 shares at September 30, 2014	5,489,295	5,523,819
Accumulated deficit	(537,479)	(221,687)
Accumulated other comprehensive income, net of tax (Note 9)	1,117,877	1,414,961
Less: Treasury stock, at cost—Common stock 13,817,747 shares at March 31, 2014, and 12,713,374 shares at September 30, 2014	(3,874)	(3,840)

Total MHFG shareholders’ equity	6,378,470	6,991,151
Noncontrolling interests	242,901	201,320

Total equity	6,621,371	7,192,471

Total liabilities and equity	175,699,346	186,968,356

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2014	September 30, 2014
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	287,910	296,222
Trading account liabilities	7,355	25,756
Long-term debt	173,870	177,014
Other	929,990	1,032,604

Total liabilities	1,399,125	1,531,596

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Interest and dividend income:
Loans, including fees	496,900	484,812
Investments:
Interest	65,562	67,476
Dividends	32,742	34,515
Trading account assets	91,539	76,501
Call loans and funds sold	2,657	4,153
Receivables under resale agreements and securities borrowing transactions	21,667	15,103
Deposits	13,771	23,424

Total interest and dividend income	724,838	705,984

Interest expense:
Deposits	65,922	70,703
Trading account liabilities	15,132	15,968
Call money and funds purchased	3,629	3,715
Payables under repurchase agreements and securities lending transactions	22,099	16,811
Other short-term borrowings	5,960	4,263
Long-term debt	90,323	87,519

Total interest expense	203,065	198,979

Net interest income	521,773	507,005
Provision (credit) for loan losses (Notes 4 and 5)	(96,268)	(91,561)

Net interest income after provision (credit) for loan losses	618,041	598,566

Noninterest income:
Fees and commissions	337,375	332,228
Foreign exchange gains (losses)—net	16,878	(6,126)
Trading account gains (losses)—net	(188,115)	288,022
Investment gains (losses)—net (Note 3)	94,101	101,291
Equity in earnings (losses) of equity method investees—net	21,384	18,331
Gains on disposal of premises and equipment	6,535	1,862
Other noninterest income (Note 14)	85,542	67,826

Total noninterest income	373,700	803,434

Noninterest expenses:
Salaries and employee benefits (Note 13)	292,316	292,617
General and administrative expenses	235,246	249,589
Occupancy expenses	83,373	92,519
Fees and commission expenses	64,585	70,119
Provision (credit) for losses on off-balance-sheet instruments	14,492	(8,005)
Other noninterest expenses (Notes 4 and 14)	54,974	77,170

Total noninterest expenses	744,986	774,009

Income before income tax expense	246,755	627,991
Income tax expense (Note 12)	52,454	219,999

Net income	194,301	407,992
Less: Net income attributable to noncontrolling interests	3,047	4,187

Net income attributable to MHFG shareholders	191,254	403,805

	(in yen)
Earnings per common share (Note 11):
Basic net income per common share	7.76	16.52

Diluted net income per common share	7.53	15.91

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Net income	194,301	407,992
Other comprehensive income (loss), net of tax	248,800	295,766

Total comprehensive income	443,101	703,758
Less: Total comprehensive income attributable to noncontrolling interests	8,542	2,869

Total comprehensive income attributable to MHFG shareholders	434,559	700,889

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	377,354	312,651
Conversion to common stock	(9,593)	(34,753)
Cancellation of preferred stock	(36,690)	—

Balance at end of period	331,071	277,898

Common stock (Note 7):
Balance at beginning of period	5,460,821	5,489,295
Issuance of new shares of common stock due to conversion of preferred stock	9,593	34,753
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	863
Gains (losses) on disposal of treasury stock	(28)	67
Stock-based compensation	(954)	(1,155)
Change in ownership interest in consolidated subsidiaries	—	(4)

Balance at end of period	5,469,432	5,523,819

Accumulated deficit:
Balance at beginning of period	(883,390)	(537,479)
Net income attributable to MHFG shareholders	191,254	403,805
Dividends declared	(76,392)	(88,013)
Cancellation of preferred stock	(308)	—

Balance at end of period	(768,836)	(221,687)

Accumulated other comprehensive income, net of tax (Note 9):
Balance at beginning of period	777,997	1,117,877
Change during period	243,306	297,084

Balance at end of period	1,021,303	1,414,961

Treasury stock, at cost:
Balance at beginning of period	(4,662)	(3,874)
Purchases of treasury stock	(37,238)	(265)
Disposal of treasury stock	1,055	299
Cancellation of treasury stock	36,998	—

Balance at end of period	(3,847)	(3,840)

Total MHFG shareholders’ equity	6,049,123	6,991,151

Noncontrolling interests:
Balance at beginning of period	128,975	242,901
Effect of other increase/decrease in consolidated subsidiaries	1,982	(41,978)
Dividends paid to noncontrolling interests	(10,733)	(2,472)
Net income attributable to noncontrolling interests	3,047	4,187
Unrealized net gains (losses) on available-for-sale securities attributable to noncontrolling interests	5,078	(1,248)
Foreign currency translation adjustments attributable to noncontrolling interests	370	(43)
Pension liability adjustments attributable to noncontrolling interests	46	(27)

Balance at end of period	128,765	201,320

Total equity	6,177,888	7,192,471

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income into net income are presented in Note 9 “Accumulated other comprehensive income (loss)”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Cash flows from operating activities:
Net income	194,301	407,992
Less: Net income attributable to noncontrolling interests	3,047	4,187

Net income attributable to MHFG shareholders	191,254	403,805
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	78,382	81,609
Provision (credit) for loan losses	(96,268)	(91,561)
Investment losses (gains)—net	(94,101)	(101,291)
Equity in losses (earnings) of equity method investees—net	(21,384)	(18,331)
Foreign exchange losses (gains)—net	47,751	130,154
Deferred income tax expense (benefit)	(14,400)	102,408
Net change in trading account assets	5,032,587	(3,728,775)
Net change in trading account liabilities	(1,696,343)	2,634,788
Net change in loans held for sale	(3,041)	5,297
Net change in accrued income	54,850	16,310
Net change in accrued expenses	(21,174)	28,358
Other—net	147,514	(365,881)

Net cash provided by (used in) operating activities	3,605,627	(903,110)

Cash flows from investing activities:
Proceeds from sales of investments	24,991,981	36,100,383
Proceeds from maturities of investments	5,292,485	2,672,572
Purchases of investments	(25,650,932)	(39,697,918)
Proceeds from sales of loans	117,670	514,954
Net change in loans	(697,927)	(528,104)
Net change in interest-bearing deposits in other banks	(5,735,498)	(2,782,418)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,480,027)	(717,889)
Proceeds from sales of premises and equipment	24,516	18,247
Purchases of premises and equipment	(98,768)	(102,521)

Net cash used in investing activities	(4,236,500)	(4,522,694)

Cash flows from financing activities:
Net change in deposits	1,236,485	5,128,125
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(2,440,732)	904,530
Net change in due to trust accounts	91,892	(30,430)
Net change in other short-term borrowings	928,136	(1,957,532)
Proceeds from issuance of long-term debt	1,255,862	2,507,188
Repayment of long-term debt	(536,073)	(1,273,521)
Proceeds from noncontrolling interests	295	528
Payment to noncontrolling interests	—	—
Proceeds from issuance of common stock	—	6
Proceeds from sales of treasury stock	10	3
Purchases of treasury stock	(37,004)	(6)
Dividends paid	(76,368)	(88,147)
Dividends paid to noncontrolling interests	(10,733)	(2,472)

Net cash provided by financing activities	411,770	5,188,272

Effect of exchange rate changes on cash and due from banks	22,417	5,095

Net decrease in cash and due from banks	(196,686)	(232,437)
Cash and due from banks at beginning of period	1,268,442	1,696,879

Cash and due from banks at end of period	1,071,756	1,464,442

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into other investments	—	2,399
Investment in capital leases	4,180	1,980

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 19 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting period ends on June 30. The necessary adjustments have been made to the consolidated financial statements if significant intercompany transactions took place during the three-months periods. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2014.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2013, the FASB issued Accounting Standards Update (“ASU”) No.2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company and is applying the guidance in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. The adoption of ASU No.2013-08 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides a comprehensive guidance of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In order to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, an entity should disclose the following quantitative and qualitative information: (1) contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations, (2) significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations, and determining the transaction price and amounts allocated to performance obligations, and (3) assets recognized from the costs to obtain or fulfill a contract. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. Early application is not permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-09 will have on its consolidated results of operations and financial condition.

In June 2014, the FASB issued ASU No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are effective for interim periods beginning after March 15, 2015. Earlier application is prohibited. The MHFG Group does not expect that the adoption of ASU No.2014-11 will have a material impact on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-16 will have on its consolidated results of operations and financial condition.

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2014 and September 30, 2014 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	22,039,640	20,063	3,727	22,055,976
Japanese local government bonds	241,985	2,783	106	244,662
U.S. Treasury bonds and federal agency securities	158,344	434	4,297	154,481
Other foreign government bonds	719,281	2,356	455	721,182
Agency mortgage-backed securities (1)	955,291	13,288	7,705	960,874
Residential mortgage-backed securities	318,955	14,757	1,707	332,005
Commercial mortgage-backed securities	159,289	3,032	1,417	160,904
Japanese corporate bonds and other debt securities (2)	2,015,045	16,316	3,284	2,028,077
Foreign corporate bonds and other debt securities (3)	559,947	10,755	2,193	568,509
Equity securities (marketable)	1,667,669	1,761,025	6,603	3,422,091

Total	28,835,446	1,844,809	31,494	30,648,761

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,040,083	17,954	220	4,057,817

Total	4,040,083	17,954	220	4,057,817

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)

September 30, 2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	22,341,712	13,527	4,144	22,351,095
Japanese local government bonds	237,953	3,720	12	241,661
U.S. Treasury bonds and federal agency securities	145,436	17	4,052	141,401
Other foreign government bonds	817,728	2,287	189	819,826
Agency mortgage-backed securities (1)	925,490	16,999	4,197	938,292
Residential mortgage-backed securities	297,240	15,753	1,428	311,565
Commercial mortgage-backed securities	122,209	977	931	122,255
Japanese corporate bonds and other debt securities (2)	1,957,240	15,113	1,566	1,970,787
Foreign corporate bonds and other debt securities (3)	672,388	11,024	1,152	682,260
Equity securities (marketable)	1,712,467	2,133,767	457	3,845,777

Total	29,229,863	2,213,184	18,128	31,424,919

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,280,303	23,011	37	4,303,277
Agency mortgage-backed securities (4)	586,809	494	1,527	585,776

Total	4,867,112	23,505	1,564	4,889,053

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥105,553 million and ¥855,321 million, respectively, at March 31, 2014, and ¥83,520 million and ¥854,772 million, respectively, at September 30, 2014. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥214,488 million at March 31, 2014, and ¥188,008 million at September 30, 2014.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateral loan obligations (“CLO”), of which the total fair values were ¥178,055 million at March 31, 2014, and ¥169,815 million at September 30, 2014.
(4)	All Agency mortgage-backed securities presented in the above table at September 30, 2014 are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2014 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,732,649	14,948,514	1,660,549	—	22,341,712
Japanese local government bonds	33,738	115,537	87,922	756	237,953
U.S. Treasury bonds and federal agency securities	—	120,054	10,631	14,751	145,436
Other foreign government bonds	620,660	188,568	8,500	—	817,728
Agency mortgage-backed securities	—	—	—	925,490	925,490
Residential mortgage-backed securities	—	—	—	297,240	297,240
Commercial mortgage-backed securities	9,254	83,654	29,301	—	122,209
Japanese corporate bonds and other debt securities	341,120	1,181,334	347,849	86,937	1,957,240
Foreign corporate bonds and other debt securities	295,072	273,977	101,109	2,230	672,388

Total	7,032,493	16,911,638	2,245,861	1,327,404	27,517,396

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,070	3,260,478	419,755	—	4,280,303
Agency mortgage-backed securities	—	—	—	586,809	586,809

Total	600,070	3,260,478	419,755	586,809	4,867,112

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,733,251	14,949,491	1,668,353	—	22,351,095
Japanese local government bonds	33,793	116,286	90,703	879	241,661
U.S. Treasury bonds and federal agency securities	—	116,166	10,622	14,613	141,401
Other foreign government bonds	621,327	189,855	8,644	—	819,826
Agency mortgage-backed securities	—	—	—	938,292	938,292
Residential mortgage-backed securities	—	—	—	311,565	311,565
Commercial mortgage-backed securities	9,349	83,557	29,349	—	122,255
Japanese corporate bonds and other debt securities	341,452	1,186,427	351,310	91,598	1,970,787
Foreign corporate bonds and other debt securities	295,757	278,256	105,062	3,185	682,260

Total	7,034,929	16,920,038	2,264,043	1,360,132	27,579,142

Held-to-maturity securities:
Debt securities:
Japanese government bonds	601,224	3,272,412	429,641	—	4,303,277
Agency mortgage-backed securities	—	—	—	585,776	585,776

Total	601,224	3,272,412	429,641	585,776	4,889,053

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, if the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. Other than either case described above, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

For the six months ended September 30, 2013 and 2014, the MHFG Group recognized in earnings the other-than-temporary impairment on available-for-sale securities of ¥1,800 million and ¥780 million, respectively, of which ¥1,049 million and ¥307 million, respectively, were on debt securities and ¥751 million and ¥473 million, respectively, were on equity securities. No impairment losses were recognized on held-to-maturity securities for the periods.

The other-than-temporary impairment losses for debt securities were attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of certain foreign equity securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and September 30, 2014:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,526,182	2,871	880,520	856	11,406,702	3,727
Japanese local government bonds	48,471	90	12,730	16	61,201	106
U.S. Treasury bonds and federal agency securities	66,865	2,865	38,432	1,432	105,297	4,297
Other foreign government bonds	203,026	275	7,654	180	210,680	455
Agency mortgage-backed securities (1)	102,904	2,348	76,369	5,357	179,273	7,705
Residential mortgage-backed securities	9,771	137	78,938	1,570	88,709	1,707
Commercial mortgage-backed securities	11,133	117	43,170	1,300	54,303	1,417
Japanese corporate bonds and other debt securities	130,020	359	60,230	2,925	190,250	3,284
Foreign corporate bonds and other debt securities	122,563	1,846	33,960	347	156,523	2,193
Equity securities (marketable)	132,590	6,603	10	—	132,600	6,603

Total	11,353,525	17,511	1,232,013	13,983	12,585,538	31,494

Held-to-maturity securities:
Debt securities:
Japanese government bonds	9,962	40	199,670	180	209,632	220

Total	9,962	40	199,670	180	209,632	220

September 30, 2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,428,531	2,818	336,754	1,326	15,765,285	4,144
Japanese local government bonds	10,991	7	6,243	5	17,234	12
U.S. Treasury bonds and federal agency securities	25,235	147	106,014	3,905	131,249	4,052
Other foreign government bonds	212,348	124	11,059	65	223,407	189
Agency mortgage-backed securities (2)	—	—	83,200	4,197	83,200	4,197
Residential mortgage-backed securities	114	—	61,656	1,428	61,770	1,428
Commercial mortgage-backed securities	14,887	113	19,087	818	33,974	931
Japanese corporate bonds and other debt securities	174,108	338	48,630	1,228	222,738	1,566
Foreign corporate bonds and other debt securities	83,112	91	58,382	1,061	141,494	1,152
Equity securities (marketable)	6,914	450	102	7	7,016	457

Total	15,956,240	4,088	731,127	14,040	16,687,367	18,128

Held-to-maturity securities:
Debt securities:
Japanese government bonds	89,773	37	—	—	89,773	37
Agency mortgage-backed securities (2)	421,063	1,527	—	—	421,063	1,527

Total	510,836	1,564	—	—	510,836	1,564

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥105,208 million and ¥74,065 million, respectively, at March 31, 2014. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table at September 30, 2014 are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At September 30, 2014, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be collected since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including CMBS with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that it was expected to recover their entire amortized cost bases, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the evaluation above, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

The equity securities in an unrealized loss position were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

For the six months ended September 30, 2013 and 2014, the gross realized gains on sales of available-for-sale securities were ¥94,874 million and ¥77,001 million, respectively, and the gross realized losses on those sales were ¥23,995 million and ¥2,550 million, respectively.

Other investments

The following table summarizes the composition of Other investments:

	March 31, 2014	September 30, 2014
	(in millions of yen)
Equity method investments	196,015	195,928
Investments held by consolidated investment companies	70,599	62,020
Other equity interests	526,075	519,030

Total	792,689	776,978

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥78,458 million and ¥76,608 million, at March 31, 2014 and September 30, 2014, respectively. The aggregate market values of these marketable equity securities were ¥96,471 million and ¥101,311 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation (“Orico”) as of September 30, 2014 was 21.5% and the MHFG Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the MHFG Group’s proportionate share of the total outstanding common shares in Orico would increase to 58.0%.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable. The MHFG Group has neither significant influence nor control over the investees. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in millions of yen)
Domestic:
Manufacturing	8,025,932	8,224,644
Construction and real estate	7,204,594	7,131,627
Services	3,956,742	4,121,005
Wholesale and retail	5,350,707	5,496,471
Transportation and communications	3,247,394	3,216,234
Banks and other financial institutions	3,460,147	3,691,134
Government and public institutions	6,734,451	5,496,257
Other industries (Note)	4,983,821	4,925,132
Individuals:
Mortgage loans	11,187,206	11,072,515
Other	787,313	797,274

Total domestic	54,938,307	54,172,293

Foreign:
Commercial and industrial	12,937,005	13,622,717
Banks and other financial institutions	4,610,141	5,178,551
Government and public institutions	883,004	942,179
Other (Note)	255,083	400,996

Total foreign	18,685,233	20,144,443

Total	73,623,540	74,316,736
Less: Unearned income and deferred loan fees—net	138,586	143,403

Total loans before allowance for loan losses	73,484,954	74,173,333

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2014 and September 30, 2014:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2014
Domestic:
Manufacturing	4,248,490	2,467,326	109,258	310,703	636,348	21,117	3,820	228,870	8,025,932
Construction and real estate	2,890,563	3,066,852	623,385	161,177	303,746	20,577	381	137,913	7,204,594
Services	1,946,764	1,558,609	205,939	6,998	135,030	24,958	—	78,444	3,956,742
Wholesale and retail	2,029,723	2,632,048	249,304	63,116	178,520	42,086	10	155,900	5,350,707
Transportation and communications	2,388,541	658,680	88,911	1,348	50,667	11,159	—	48,088	3,247,394
Banks and other financial institutions	2,602,545	664,843	2,030	4,780	174,328	165	—	11,456	3,460,147
Government and public institutions	6,678,104	8,347	—	48,000	—	—	—	—	6,734,451
Other industries	1,907,714	754,137	3,383	2,240,879	7,804	401	68,642	861	4,983,821
Individuals	—	197,725	11,266,620	169,655	40,606	101,718	2,823	195,372	11,974,519

Total domestic	24,692,444	12,008,567	12,548,830	3,006,656	1,527,049	222,181	75,676	856,904	54,938,307

Foreign:
Total foreign	10,600,531	4,349,587	6,621	2,782,476	513,610	14	144,238	288,156	18,685,233

Total	35,292,975	16,358,154	12,555,451	5,789,132	2,040,659	222,195	219,914	1,145,060	73,623,540

September 30, 2014
Domestic:
Manufacturing	4,692,905	2,417,682	112,126	242,474	578,539	18,580	1,306	161,032	8,224,644
Construction and real estate	3,086,310	2,958,189	610,415	138,644	201,360	17,595	362	118,752	7,131,627
Services	2,175,357	1,533,777	203,582	4,398	99,277	22,595	—	82,019	4,121,005
Wholesale and retail	2,158,285	2,694,316	248,629	58,664	151,132	40,153	120	145,172	5,496,471
Transportation and communications	2,400,627	624,380	89,281	1,344	38,154	10,475	—	51,973	3,216,234
Banks and other financial institutions	2,842,428	810,128	2,131	4,495	26,193	189	—	5,570	3,691,134
Government and public institutions	5,487,910	8,347	—	—	—	—	—	—	5,496,257
Other industries	1,995,951	734,172	3,430	2,130,028	9,151	344	51,452	604	4,925,132
Individuals	—	211,895	11,204,174	139,021	35,373	94,233	2,691	182,402	11,869,789

Total domestic	24,839,773	11,992,886	12,473,768	2,719,068	1,139,179	204,164	55,931	747,524	54,172,293

Foreign:
Total foreign	12,317,646	4,278,661	7,226	2,754,314	424,825	13	132,637	229,121	20,144,443

Total	37,157,419	16,271,547	12,480,994	5,473,382	1,564,004	204,177	188,568	976,645	74,316,736

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, as well as accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2014 and September 30, 2014:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2014
Domestic:
Manufacturing	216,579	12,291	228,870	240,660	74,367	259,889	4,086
Construction and real estate	107,932	29,981	137,913	163,813	30,724	183,437	2,213
Services	66,651	11,793	78,444	88,537	20,199	83,754	1,671
Wholesale and retail	142,886	13,014	155,900	172,641	51,274	161,288	2,795
Transportation and communications	44,237	3,851	48,088	54,149	14,691	50,387	939
Banks and other financial institutions	11,390	66	11,456	11,480	4,049	12,474	163
Other industries	781	80	861	2,020	108	3,486	19
Individuals	91,715	103,657	195,372	206,341	9,391	215,422	3,714

Total domestic	682,171	174,733	856,904	939,641	204,803	970,137	15,600

Foreign:
Total foreign	276,292	11,864	288,156	290,161	118,360	291,981	4,750

Total	958,463	186,597	1,145,060	1,229,802	323,163	1,262,118	20,350

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2014
Domestic:
Manufacturing	150,053	10,979	161,032	171,399	52,233	194,951	1,274
Construction and real estate	92,524	26,228	118,752	136,631	22,734	128,332	926
Services	70,475	11,544	82,019	90,664	20,020	80,231	814
Wholesale and retail	133,932	11,240	145,172	151,762	50,570	150,536	1,301
Transportation and communications	48,651	3,322	51,973	57,174	11,609	50,031	512
Banks and other financial institutions	5,504	66	5,570	5,589	2,160	8,513	51
Other industries	504	100	604	1,006	63	733	7
Individuals	81,804	100,598	182,402	191,870	8,343	188,887	1,658

Total domestic	583,447	164,077	747,524	806,095	167,732	802,214	6,543

Foreign:
Total foreign	221,832	7,289	229,121	229,385	80,261	258,638	1,960

Total	805,279	171,366	976,645	1,035,480	247,993	1,060,852	8,503

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥425,391 million and ¥419,680 million as of March 31, 2014 and September 30, 2014 which were collectively evaluated for impairment, in addition to the allowance for those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

The remaining balance of impaired loans which had been partially charged off was ¥24,957 million and ¥21,874 million as of March 31, 2014 and September 30, 2014, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were made during the six months ended September 30, 2013 and 2014:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (1)	Charge-offs (2)
	(in millions of yen)
September 30, 2013
Domestic:
Manufacturing	—	—	106,138
Construction and real estate	748	4	26,401
Services	309	555	27,924
Wholesale and retail	5	149	91,144
Transportation and communications	—	—	19,647
Banks and other financial institutions	—	—	16,483
Other industries	—	—	927
Individuals	—	—	27,439

Total domestic	1,062	708	316,103

Foreign:
Total foreign	—	—	20,410

Total	1,062	708	336,513

September 30, 2014
Domestic:
Manufacturing	—	1,236	55,570
Construction and real estate	—	—	19,554
Services	—	—	34,324
Wholesale and retail	—	—	79,515
Transportation and communications	—	—	14,359
Banks and other financial institutions	—	—	9,632
Other industries	—	—	1,867
Individuals	—	—	18,588

Total domestic	—	1,236	233,409

Foreign:
Total foreign	—	—	28,079

Total	—	1,236	261,488

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	Charge-offs represent the loss impact on the consolidated statements of income for the interim period that resulted from the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2013 and 2014 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2013	September 30, 2014
	(in millions of yen)
Domestic:
Manufacturing	9,864	2,704
Construction and real estate	1,461	980
Services	1,845	1,221
Wholesale and retail	16,707	4,699
Transportation and communications	11,188	433
Other industries	107	—
Individuals	3,513	2,363

Total domestic	44,685	12,400

Foreign:
Total foreign	—	173

Total	44,685	12,573

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2014 and September 30, 2014:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2014
Domestic:
Manufacturing	2,834	2,193	14,452	19,479	8,006,453	8,025,932
Construction and real estate	5,412	3,440	44,852	53,704	7,150,890	7,204,594
Services	2,185	1,235	10,304	13,724	3,943,018	3,956,742
Wholesale and retail	3,205	4,561	12,180	19,946	5,330,761	5,350,707
Transportation and communications	832	573	3,265	4,670	3,242,724	3,247,394
Banks and other financial institutions	—	1	5	6	3,460,141	3,460,147
Government and public institutions	—	—	—	—	6,734,451	6,734,451
Other industries	9	29	34	72	4,983,749	4,983,821
Individuals	38,466	18,488	56,605	113,559	11,860,960	11,974,519

Total domestic	52,943	30,520	141,697	225,160	54,713,147	54,938,307

Foreign:
Total foreign	87	23	10,935	11,045	18,674,188	18,685,233

Total	53,030	30,543	152,632	236,205	73,387,335	73,623,540

September 30, 2014
Domestic:
Manufacturing	1,634	1,437	8,854	11,925	8,212,719	8,224,644
Construction and real estate	3,034	2,067	46,483	51,584	7,080,043	7,131,627
Services	1,403	1,982	9,258	12,643	4,108,362	4,121,005
Wholesale and retail	5,306	2,105	10,993	18,404	5,478,067	5,496,471
Transportation and communications	1,597	208	2,716	4,521	3,211,713	3,216,234
Banks and other financial institutions	—	—	5	5	3,691,129	3,691,134
Government and public institutions	—	—	—	—	5,496,257	5,496,257
Other industries	17	—	1,038	1,055	4,924,077	4,925,132
Individuals	32,412	16,988	54,083	103,483	11,766,306	11,869,789

Total domestic	45,403	24,787	133,430	203,620	53,968,673	54,172,293

Foreign:
Total foreign	60	16	7,504	7,580	20,136,863	20,144,443

Total	45,463	24,803	140,934	211,200	74,105,536	74,316,736

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥58,745 million and ¥55,905 million at March 31, 2014 and September 30, 2014, respectively. Subsequent to September 30, 2014, credit quality in respect of exposure to certain obligors deteriorated due primarily to changes in the business environment surrounding those obligors. The MHFG Group is in the process of evaluating the impact.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the debtor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As it pertains to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As it pertains to listed securities, observable market prices are used for valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data since April 2008 for the corporate portfolio segment, and for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) through the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment default, if any, are considered in determining obligor ratings.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2013 and 2014 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2013
Balance at beginning of period	641,895	109,189	21,873	772,957

Provision (credit) for loan losses	(94,698)	(7,948)	6,378	(96,268)

Charge-offs	30,697	2,127	5,004	37,828
Less: Recoveries	9,656	1,966	9	11,631

Net charge-offs	21,041	161	4,995	26,197

Others (Note)	6,988	—	1,328	8,316

Balance at end of period	533,144	101,080	24,584	658,808

Six months ended September 30, 2014
Balance at beginning of period	501,349	95,542	29,286	626,177

Provision (credit) for loan losses	(90,097)	(6,740)	5,276	(91,561)

Charge-offs	15,117	1,656	7,367	24,140
Less: Recoveries	11,883	696	2,145	14,724

Net charge-offs	3,234	960	5,222	9,416

Others (Note)	3,557	—	(955)	2,602

Balance at end of period	411,575	87,842	28,385	527,802

Note:	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2014 and September 30, 2014:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2014
Allowance for loan losses	501,349	95,542	29,286	626,177

of which individually evaluated for impairment	327,011	11,735	10,562	349,308
of which collectively evaluated for impairment	174,338	83,807	18,724	276,869

Loans (Note)	54,651,867	12,922,564	6,049,109	73,623,540

of which individually evaluated for impairment	1,100,938	39,250	54,127	1,194,315
of which collectively evaluated for impairment	53,550,929	12,883,314	5,994,982	72,429,225

September 30, 2014
Allowance for loan losses	411,575	87,842	28,385	527,802

of which individually evaluated for impairment	264,589	10,178	10,432	285,199
of which collectively evaluated for impairment	146,986	77,664	17,953	242,603

Loans (Note)	55,802,173	12,826,672	5,687,891	74,316,736

of which individually evaluated for impairment	954,401	36,595	52,492	1,043,488
of which collectively evaluated for impairment	54,847,772	12,790,077	5,635,399	73,273,248

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,122,247	1,773,830
Collateral provided for derivative transactions	466,420	821,182
Prepaid pension cost	403,654	433,430
Miscellaneous receivables	315,037	275,026
Margins provided for futures contracts	147,376	148,922
Security deposits	121,675	113,623
Loans held for sale	58,745	55,905
Other	563,841	601,718

Total	3,198,995	4,223,636

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,325,455	2,293,764
Guaranteed trust principal	591,647	514,772
Miscellaneous payables	473,028	498,861
Collateral accepted for derivative transactions	432,820	457,703
Factoring amounts owed to customers	382,189	318,284
Margins accepted for futures contracts	289,381	253,653
Unearned income	141,735	138,180
Other	785,768	652,831

Total	4,422,023	5,128,048

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 16 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

The composition of preferred stock at March 31, 2014 and September 30, 2014 is as follows:

March 31, 2014	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	602,100,700
Thirteenth series class XIII preferred stock	—	36,690,000	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,251,442,000	914,752,000	602,100,700

September 30, 2014	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	636,853,600
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,214,752,000	914,752,000	636,853,600

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The number of issued shares of common stock at March 31, 2014 and September 30, 2014 was 24,263,885,187 shares and 24,392,920,767 shares, respectively. The increase of 129,035,580 shares was due to conversion of preferred stock by holders and exercise of stock acquisition rights.

8. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2013 and 2014 were as follows:

September 30, 2013	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,407
Thirteenth series class XIII preferred stock	15	550
Common stock	3	72,435

Total		76,392

September 30, 2014	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,127
Common stock	3.5	84,886

Total		88,013

Note:	Dividends paid on treasury stock are excluded.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Accumulated other comprehensive income (loss)

Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2013 and 2014 are as follows:

	Six months ended September 30,
	2013	2014
	(in millions of yen)
AOCI, balance at beginning of period	777,997	1,117,877

Unrealized net gains (losses) on available-for-sale securities:
Balance at beginning of period	995,124	1,123,272
Unrealized holding gains (losses) during period	253,280	297,125
Less: reclassification adjustments for losses (gains) included in net income	(44,520)	(47,622)

Change during period	208,760	249,503

Balance at end of period	1,203,884	1,372,775

Foreign currency translation adjustments:
Balance at beginning of period	(82,420)	(6,434)
Foreign currency translation adjustments during period	32,243	47,042
Less: reclassification adjustments for losses (gains) included in net income	—	215

Change during period	32,243	47,257

Balance at end of period	(50,177)	40,823

Pension liability adjustments:
Balance at beginning of period	(134,707)	1,039
Unrealized gains (losses) during period	106	332
Less: reclassification adjustments for losses (gains) included in net income	2,197	(8)

Change during period	2,303	324

Balance at end of period	(132,404)	1,363

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	243,306	297,084

AOCI, balance at end of period	1,021,303	1,414,961

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2014.

	Six months ended September 30, 2014
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Unrealized net gains (losses) on available-for-sale securities	73,671	(26,018)	47,653	31	47,622	Investment gains (losses)—net
Foreign currency translation adjustments	(215)	—	(215)	—	(215)	Foreign exchange gains (losses) —net
Pension liability adjustments	25	(9)	16	8	8	Salaries and employee benefits

Total	73,481	(26,027)	47,454	39	47,415

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented as “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2014 and September 30, 2014 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2014				September 30, 2014
	Amount		Ratio		Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	2,411		4.00		2,435	4.00
Actual	5,304		8.80	(1)	5,677	9.32
Tier 1 capital:
Required	3,315	(1)	5.50		3,348	5.50
Actual	6,845		11.35		7,217	11.85
Total risk-based capital:
Required	4,822	(1)	8.00		4,869	8.00
Actual	8,656		14.36	(1)	9,168	15.06
MHBK:
Common Equity Tier 1 capital:
Required	2,113	(1)	4.00		2,169	4.00
Actual	5,387		10.19	(1)	5,748	10.59
Tier 1 capital:
Required	2,905	(1)	5.50		2,983	5.50
Actual	6,525		12.35	(1)	6,883	12.69
Total risk-based capital:
Required	4,226	(1)	8.00		4,338	8.00
Actual	8,181	(1)	15.48	(1)	8,693	16.02
MHTB:
Common Equity Tier 1 capital:
Required	103		4.00		103	4.00
Actual	379		14.76		421	16.37
Tier 1 capital:
Required	141		5.50		141	5.50
Actual	379		14.76		421	16.37
Total risk-based capital:
Required	205		8.00		206	8.00
Actual	457		17.80		490	19.06

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2014		September 30, 2014
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,072	4.00	2,127	4.00
Actual	5,260	10.15	5,595	10.52
Tier 1 capital:
Required	2,849	5.50	2,925	5.50
Actual	6,370	12.29	6,707	12.61
Total risk-based capital:
Required	4,144	8.00	4,254	8.00
Actual	8,072	15.58	8,588	16.14
MHTB:
Common Equity Tier 1 capital:
Required	101	4.00	102	4.00
Actual	375	14.76	416	16.36
Tier 1 capital:
Required	139	5.50	140	5.50
Actual	375	14.76	416	16.36
Total risk-based capital:
Required	203	8.00	203	8.00
Actual	451	17.79	484	19.03

Note:

(1)	Certain amounts and ratios as of March 31, 2014 were restated. For further information, see MHFG’s news release dated September 10, 2014 on MHFG’s website and/or MHFG’s Form 6-K furnished September 10, 2014 to U.S. Securities and Exchange Commission (“SEC”).

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2014, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Business improvement orders

In September 2013, the Financial Services Agency issued a business improvement order to MHBK in connection with the transactions with anti-social elements in relation to a portion of certain joint loans. The business improvement order requires it to carry out promptly the measures to review, improve and reinforce the current structure of compliance and business administration thoroughly.

In December 2013, the Financial Services Agency issued business improvement orders to MHFG and MHBK with regard to the above mentioned transactions. The order to MHFG requires it to implement measures including clarification of where management responsibility lies based on the order and strengthening of its management control system. The order to MHBK requires it to cease new credit transactions under the four-party captive loan scheme for one month from January 20, 2014, as well as to implement the same measures as the order to MHFG.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group has been and will be rigidly implementing its improvement plans in relation to this problem and also work with utmost effort towards further improvement and reinforcement of its internal control systems.

11. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	191,254	403,805
Less: Net income attributable to preferred shareholders	3,618	2,779

Net income attributable to common shareholders	187,636	401,026

Effect of dilutive securities:
Convertible preferred stock	3,310	2,779

Net income attributable to common shareholders after assumed conversions	190,946	403,805

	Six months ended September 30,
	2013	2014
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,172,772	24,279,780

Effect of dilutive securities:
Convertible preferred stock (Note)	1,181,118	1,081,904
Stock compensation-type stock options	16,598	15,647

Weighted average common shares after assumed conversions	25,370,488	25,377,331

	Six months ended September 30,
	2013	2014
	(in yen)
Amounts per common share:
Basic net income per common share	7.76	16.52

Diluted net income per common share	7.53	15.91

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

12. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Current tax expense	66,854	117,591
Deferred tax expense (benefit)	(14,400)	102,408

Total income tax expense	52,454	219,999

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2013 and 2014. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	140,111	162,323
Less: reclassification adjustments	(24,553)	(26,018)

Total	115,558	136,305

Pension liability adjustments:
Unrealized gains (losses)	(410)	63
Less: reclassification adjustments	1,227	(9)

Total	817	54

Total tax effect before allocation to noncontrolling interests	116,375	136,359

The statutory tax rates were 38.01% and 35.64%, as of September 30, 2013 and 2014, respectively. The effective tax rates, 21.26% and 35.03% for the six months ended September 30, 2013 and 2014, respectively, differed from the statutory tax rate. The significant difference of the tax rates for the six months ended September 30, 2013 resulted mainly from the decrease in valuation allowance against deferred tax assets.

At September 30, 2014, the MHFG Group had net operating loss carryforwards totaling ¥1,435 billion.

The total amount of unrecognized tax benefits was ¥1,926 million at September 30, 2014, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A part of unrecognized tax benefits at March 31, 2014 was resolved in the six months period ended September 30, 2014, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions of yen)
Service cost-benefits earned during the period	16,947	16,605
Interest costs on projected benefit obligation	9,987	6,307
Expected return on plan assets	(18,440)	(18,393)
Amortization of prior service benefit	(97)	(97)
Amortization of net actuarial loss	3,547	71
Special termination benefits	2,541	2,570

Net periodic benefit cost	14,485	7,063

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2014, a contribution of approximately ¥49 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2015. For the six months ended September 30, 2014, a ¥25 billion contribution has been paid to the pension plans. An additional ¥24 billion contribution is expected to be paid during the remainder of the fiscal year ending March 31, 2015 for a total of ¥49 billion.

14. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2014 and September 30, 2014. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2014	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	971,939	—	8,064	—	7,895
Foreign exchange contracts	119,864	—	2,354	2	2,349
Equity-related contracts	2,979	1	196	—	178
Credit-related contracts	4,662	—	49	—	34
Other contracts	463	—	23	—	17

Total	1,099,907	1	10,686	2	10,473

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2014	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,009,547	—	8,659	—	8,422
Foreign exchange contracts	136,815	—	3,572	12	3,626
Equity-related contracts	3,623	—	213	6	201
Credit-related contracts	4,781	—	49	—	36
Other contracts	380	—	30	—	25

Total	1,155,146	—	12,523	18	12,310

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥466 billion and ¥433 billion at March 31, 2014, and ¥821 billion and ¥458 billion at September 30, 2014, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2013 and 2014:

	Gains (losses) recorded in income
Six months ended September 30, 2013	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	50	(72)	—	(22)

Total	50	(72)	—	(22)

	Gains (losses) recorded in income
Six months ended September 30, 2014	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(6,997)	6,503	—	(494)

Total	(6,997)	6,503	—	(494)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2013 and 2014:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2013		2014
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(53,414)	(4,408)	(103)	(1,679)

Total	(53,414)	(4,408)	(103)	(1,679)

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the six months ended September 30, 2013 and 2014, respectively.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, Residential mortgage-backed securities (“RMBS”), CMBS, CLO and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2013 and 2014:

	Gains (losses) recorded in income for six months ended September 30,
	2013	2014
	(in millions of yen)
Interest rate contracts	(127,007)	112,347
Foreign exchange contracts	22,767	(30,797)
Equity-related contracts (1)	(41,085)	(31,210)
Credit-related contracts (2)	(3,980)	(6,073)
Other contracts	(2,477)	35

Total	(151,782)	44,302

Notes:
(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥4,528 million and ¥2,005 million on the credit derivatives hedging the credit risk of loans during the six months ended September 30, 2013 and 2014, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2014 and September 30, 2014:

	March 31, 2014		September 30, 2014
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,723	21	1,680	28
Non-investment grade	479	3	631	5

Total	2,202	24	2,311	33

Credit protection purchased	2,548	(9)	2,536	(20)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2014 and September 30, 2014:

	Maximum payout/Notional amount
	March 31, 2014	September 30, 2014
	(in billions of yen)
One year or less	325	322
After one year through five years	1,791	1,937
After five years	86	52

Total	2,202	2,311

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in net liability positions on March 31, 2014 and September 30, 2014 was ¥687 billion and ¥940 billion, respectively. As the Group has provided ¥614 billion and ¥918 billion as collateral to the counterparties in the normal course of its business on March 31, 2014 and September 30, 2014, respectively, if the contingent features described above were triggered on March 31, 2014 and September 30, 2014, the amount required to be posted as collateral or settled immediately would be ¥73 billion and ¥22 billion on March 31, 2014 and September 30, 2014, respectively.

15. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2014 and September 30, 2014. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2014	September 30, 2014
	(in billions of yen)
Performance guarantees	1,985	2,085
Guarantees on loans	399	361
Guarantees on securities	170	168
Other guarantees	1,249	1,410
Guarantees for the repayment of trust principal	158	155
Liabilities of trust accounts	11,158	13,585
Derivative financial instruments	21,422	22,983

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions of yen)
Investment grade	2,673	3,030
Non-investment grade	1,130	994

Total	3,803	4,024

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions of yen)
Commitments to extend credit (Note)	59,402	60,770
Commercial letters of credit	611	701

Total	60,013	61,471

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

16. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group determines that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2014 and September 30, 2014:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2014	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,403	—	—
Asset-backed securitizations	423	385	39
Investments in securitization products	181	531	200
Investment funds	1,508	2,935	387
Trust arrangements and other	38	—	—

Total	4,553	3,851	626

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2014	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,412	—	—
Asset-backed securitizations	408	277	10
Investments in securitization products	180	445	154
Investment funds	2,007	3,054	435
Trust arrangements and other	27	—	—

Total	5,034	3,776	599

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2014 and September 30, 2014:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2014	September 30, 2014
	(in billions of yen)
Trading account assets	29	31
Investments	222	291
Loans	316	231

Total	567	553

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2014	September 30, 2014
	(in billions of yen)
Payables under securities lending transactions	4	1

Total	4	1

Maximum exposure to loss	626	599

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates this type of VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group that have attributes of an investment company (or similar entity) qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 15 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2014 and September 30, 2014.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements that have attributes of an investment company (or similar entity), certain requirements of ASC 810 that originated from SFAS No.167 are deferred. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

For the six months ended September 30, 2013 and 2014, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2014 and September 30, 2014.

There are certain transactions where transfers of financial assets do not qualify for sale treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation

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transactions, which amounted to ¥181 billion and ¥79 billion as of March 31, 2014, and ¥176 billion and ¥70 billion as of September 30, 2014, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures by the risk management departments or the back offices which are independent

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from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2014, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Exchange-Traded Funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. In contrast, private equity funds and real estate funds measured at the NAV per share are generally classified in Level 3, since the Group does not have the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

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Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except for investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

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Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model used in determining the fair value of the embedded derivatives.

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2014 and September 30, 2014, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2014	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	3,360	50	—	3,410
Japanese local government bonds	—	74	—	74
U.S. Treasury bonds and federal agency securities	3,541	486	—	4,027
Other foreign government bonds	2,567	274	—	2,841
Agency mortgage-backed securities	1,390	364	—	1,754
Residential mortgage-backed securities	—	—	78	78
Commercial mortgage-backed securities	—	2	91	93
Certificates of deposit and commercial paper	—	969	—	969
Corporate bonds and other	38	1,671	413	2,122
Equity securities	714	579	60	1,353
Derivatives:
Interest rate contracts	43	7,997	24	8,064
Foreign exchange contracts	6	2,331	17	2,354
Equity-related contracts	60	124	13	197
Credit-related contracts	—	28	21	49
Other contracts	1	18	4	23
Available-for-sale securities:
Japanese government bonds	20,912	1,144	—	22,056
Japanese local government bonds	—	245	—	245
U.S. Treasury bonds and federal agency securities	154	—	—	154
Other foreign government bonds	280	441	—	721
Agency mortgage-backed securities	105	856	—	961
Residential mortgage-backed securities	—	112	220	332
Commercial mortgage-backed securities	—	—	161	161
Japanese corporate bonds and other debt securities	—	1,858	170	2,028
Foreign corporate bonds and other debt securities	1	427	141	569
Equity securities (marketable)	3,348	74	—	3,422
Other investments	2	—	69	71

Total assets measured at fair value on a recurring basis (2)	36,522	20,124	1,482	58,128

Liabilities:
Trading securities sold, not yet purchased	3,862	488	—	4,350
Derivatives:
Interest rate contracts	42	7,846	7	7,895
Foreign exchange contracts	5	2,340	6	2,351
Equity-related contracts	58	108	12	178
Credit-related contracts	—	30	4	34
Other contracts	1	12	4	17
Long-term debt (3)	—	157	501	658

Total liabilities measured at fair value on a recurring basis	3,968	10,981	534	15,483

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September 30, 2014	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	4,544	41	—	4,585
Japanese local government bonds	—	147	—	147
U.S. Treasury bonds and federal agency securities	4,016	237	—	4,253
Other foreign government bonds	2,655	245	—	2,900
Agency mortgage-backed securities	1,443	376	—	1,819
Residential mortgage-backed securities	—	—	69	69
Commercial mortgage-backed securities	—	8	84	92
Certificates of deposit and commercial paper	—	927	—	927
Corporate bonds and other	41	2,053	486	2,580
Equity securities	1,012	623	63	1,698
Derivatives:
Interest rate contracts	58	8,574	27	8,659
Foreign exchange contracts	6	3,550	16	3,572
Equity-related contracts	58	144	11	213
Credit-related contracts	—	34	15	49
Other contracts	1	16	13	30
Available-for-sale securities:
Japanese government bonds	21,289	1,062	—	22,351
Japanese local government bonds	—	242	—	242
U.S. Treasury bonds and federal agency securities	141	—	—	141
Other foreign government bonds	382	438	—	820
Agency mortgage-backed securities	83	855	—	938
Residential mortgage-backed securities	—	110	202	312
Commercial mortgage-backed securities	—	—	122	122
Japanese corporate bonds and other debt securities	—	1,822	149	1,971
Foreign corporate bonds and other debt securities	1	551	130	682
Equity securities (marketable)	3,817	29	—	3,846
Other investments	1	—	61	62

Total assets measured at fair value on a recurring basis (2)	39,548	22,084	1,448	63,080

Liabilities:
Trading securities sold, not yet purchased	4,901	418	—	5,319
Derivatives:
Interest rate contracts	56	8,361	5	8,422
Foreign exchange contracts	5	3,628	5	3,638
Equity-related contracts	60	136	11	207
Credit-related contracts	—	33	3	36
Other contracts	1	11	13	25
Long-term debt (3)	—	171	558	729

Total liabilities measured at fair value on a recurring basis	5,023	12,758	595	18,376

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts included the investments measured at the NAV per share at March 31, 2014 and September 30, 2014, of ¥649 billion and ¥648 billion, respectively, of which ¥612 billion and ¥609 billion, respectively, were classified in Level 2, and ¥37 billion and ¥39 billion, respectively, were classified in Level 3. The amounts of unfunded commitments related to these investments at March 31, 2014 and September 30, 2014 were ¥23 billion and ¥30 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

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(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2013 and 2014:

Six months ended September 30, 2013	April 1, 2013	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2013	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	100	5	(2)	—		—	—	—	(4)	—	(15)	86	3
Commercial mortgage-backed securities	91	3	(2)	—		—	—	(1)	—	—	(1)	92	3
Corporate bonds and other	417	23	(2)	—		4	(1)	244	(216)	—	(60)	411	13
Equity securities	71	2	(2)	—		—	—	1	(15)	—	1	60	(1)
Derivatives, net (1):
Interest rate contracts	11	(1	) (2)	—		—	—	—	—	—	1	11	2
Foreign exchange contracts	17	(5	) (2)	—		—	—	—	—	—	(3)	9	(6)
Equity-related contracts	7	(3	) (2)	—		—	—	—	—	—	(3)	1	(6)
Credit-related contracts	20	(3	) (2)	—		—	1	—	—	—	1	19	(3)
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	292	(1	) (3)	2	(4)	—	—	2	—	—	(43)	252	—
Commercial mortgage-backed securities	250	5	(3)	(1	) (4)	—	—	23	(9)	—	(102)	166	(1)
Japanese corporate bonds and other debt securities	215	(1	) (3)	2	(4)	—	(30)	16	(1)	—	(41)	160	—
Foreign corporate bonds and other debt securities	202	4	(3)	(1	) (4)	7	—	—	—	—	(44)	168	—
Other investments	75	(2	) (3)	—		—	(2)	3	(2)	—	(4)	68	(2)

Liabilities:
Long-term debt	381	7	(5)	—		1	(1)	—	—	113	(37)	450	8

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Six months ended September 30, 2014	April 1, 2014	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2014	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	78	2	(2)	—		—	—	—	(1)	—	(10)	69	2
Commercial mortgage-backed securities	91	—	(2)	—		—	—	—	—	—	(7)	84	—
Corporate bonds and other	413	24	(2)	—		1	(1)	252	(123)	—	(80)	486	18
Equity securities	60	10	(2)	—		—	—	2	(8)	—	(1)	63	5
Derivatives, net (1):
Interest rate contracts	17	1	(2)	—		—	—	—	—	—	4	22	3
Foreign exchange contracts	11	—	(2)	—		—	—	—	—	—	—	11	—
Equity-related contracts	1	(1	) (2)	—		—	—	—	—	—	—	—	(3)
Credit-related contracts	17	(5	) (2)	—		—	—	—	—	—	—	12	(5)
Available-for-sale securities:
Residential mortgage-backed securities	220	—	(3)	2	(4)	—	—	8	—	—	(28)	202	—
Commercial mortgage-backed securities	161	3	(3)	(2	) (4)	—	—	5	(4)	—	(41)	122	—
Japanese corporate bonds and other debt securities	170	—	(3)	2	(4)	—	—	5	(2)	—	(26)	149	—
Foreign corporate bonds and other debt securities	141	3	(3)	—	(4)	—	—	—	—	—	(14)	130	—
Other investments	69	8	(3)	—		—	—	2	(7)	—	(11)	61	10

Liabilities:
Long-term debt	501	(11	) (5)	—		—	—	—	—	131	(85)	558	(10)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2013 and 2014.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2013, the transfers into Level 3 included ¥4 billion of Trading securities, ¥7 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2013, the transfers out of Level 3 included ¥1 billion of Trading securities, ¥1 billion of net Derivative liabilities, ¥30 billion of Available-for-sale securities, ¥2 billion of Other investments and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased liquidity for certain foreign corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to increased price observability for certain credit derivatives. Transfers out of Level 3 for Available-for-sale securities were

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primarily due to increased liquidity for certain Japanese corporate bonds and other debt securities. Transfers out of Level 3 for Other investments were caused by a new listing of certain non-marketable equity securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured loans.

During the six months ended September 30, 2014, the transfers into Level 3 included ¥1 billion of Trading securities primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. During the six months ended September 30, 2014, the transfers out of Level 3 included ¥1 billion of Trading securities primarily due to increased liquidity for certain foreign corporate bonds.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2014 and September 30, 2014:

March 31, 2014

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	298	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	1% - 24% 0% - 4% 70% - 100% 8bps - 2,002bps

Commercial mortgage-backed securities	252	Discounted cash flow Price-based	Discount margin	17bps - 3,441bps

Corporate bonds and other debt securities	724	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	0% - 42% 0% - 9% 15% - 75% 12bps - 1,725bps

			Discount margin (2)	-122bps - 1,303bps

Derivatives, net:
Interest rate contracts	17	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	11	Internal valuation model (3)	FX – IR correlation FX – FX correlation FX volatility Default rate (4)	28% - 52% 55% - 55% 14% - 25% 0% - 63%

Equity-related contracts	1	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	0% - 60% 0% - 70% 18% - 35%

Credit-related contracts (5)	17	Internal valuation model (3)	Default rate Credit correlation	0% - 47% 1% - 100%

Long-term debt	501	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity volatility Default rate Credit correlation	23% - 100% 28% - 52% 55% - 55% 0% - 60% 0% - 70% 13% - 37% 0% - 5% 19% - 100%

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(Unaudited)—(Continued)

September 30, 2014

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	271	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	1% - 19% 0% - 4% 70% - 100% 13bps - 1,666bps

Commercial mortgage-backed securities	206	Discounted cash flow Price-based	Discount margin	9bps - 3,230bps

Corporate bonds and other debt securities	765	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	0% - 29% 0% - 6% 15% - 75% 11bps - 1,592bps

			Discount margin (2)	10bps - 1,340bps

Derivatives, net:
Interest rate contracts	22	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	11	Internal valuation model (3)	FX – IR correlation FX – FX correlation FX volatility Default rate (4)	12% - 53% 55% - 55% 7% - 24% 0% - 63%

Equity-related contracts	—	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	0% - 60% 0% - 55% 12% - 32%

Credit-related contracts (5)	12	Internal valuation model (3)	Default rate Credit correlation	0% - 34% 1% - 100%

Long-term debt	558	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity volatility Default rate Credit correlation	23% - 100% 10% - 53% 55% - 55% 0% - 60% 0% - 55% 13% - 33% 0% - 4% 17% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	The majority of the fair value of credit derivatives in Level 3 relates to credit derivatives economically hedging the credit risk in certain securitization products. The unobservable inputs of these credit derivatives have already been included in the unobservable inputs related to Trading securities and Available-for-sale securities disclosed above.

IR = Interest rate

FX = Foreign exchange

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(Unaudited)—(Continued)

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

(1) Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2014 and September 30, 2014:

March 31, 2014	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	208
Loans held-for-sale	33	—	—	33	34
Other investments	5	—	—	5	6
Premises and equipment—net	1	—	—	1	2
Goodwill	—	—	—	—	4

Total assets at fair value on a nonrecurring basis	163	—	—	163	254

September 30, 2014	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	117	—	—	117	181
Loans held-for-sale	55	—	21	34	57
Other investments	14	8	—	6	16

Total assets at fair value on a nonrecurring basis	186	8	21	157	254

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity securities, which include non-marketable equity method investments, are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Goodwill in the table above is entirely related to PT. Mizuho Balimor Finance reporting unit. Due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of the fair value of the goodwill required significant management judgment and estimation, it is classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, “Financial Instruments” (“ASC825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for these securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, these structured notes continue to be reported in Long-term debt and interest on these structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥14 billion and ¥3 billion at March 31, 2014 and September 30, 2014, respectively. The net unrealized gains (losses) resulting from changes in fair values of these structured notes of ¥7 billion and ¥(11) billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the six months ended September 30, 2013 and 2014, respectively.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The following is a description of the valuation methodologies used for estimating the fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures, and techniques described for trading securities and available-for-sale securities aforementioned in this section. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, and their carrying amounts of ¥526 billion and ¥519 billion at March 31, 2014 and September 30, 2014, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table of Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table of Note 6 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2014 and September 30, 2014.

The following table shows the carrying amounts and fair values at March 31, 2014 and September 30, 2014, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	34,563	34,563	1,437	33,126	—
Investments	4,040	4,058	4,058	—	—
Loans, net of allowance for loan losses (Note)	72,801	73,975	—	—	73,975
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,124	44,124	13,543	30,581	—
Interest-bearing deposits	88,744	88,705	37,394	51,311	—
Due to trust accounts	742	742	—	742	—
Other short-term borrowings	6,024	6,024	—	6,024	—
Long-term debt	9,176	9,441	—	8,600	841

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	September 30, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	38,490	38,490	1,178	37,312	—
Investments	4,867	4,889	4,889	—	—
Loans, net of allowance for loan losses (Note)	73,600	74,834	—	—	74,834
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	45,943	45,943	13,442	32,501	—
Interest-bearing deposits	94,659	94,622	35,212	59,410	—
Due to trust accounts	712	712	—	712	—
Other short-term borrowings	4,082	4,082	—	4,082	—
Long-term debt	10,481	10,722	—	10,110	612

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2014 and September 30, 2014. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2014
Assets (1):
Derivatives	9,880	—	9,880	(8,702)	(406)	772
Receivables under resale agreements	8,236	—	8,236	(8,200)	—	36
Receivables under securities borrowing transactions	4,990	—	4,990	(4,978)	—	12

Total	23,106	—	23,106	(21,880)	(406)	820

Liabilities (1):
Derivatives	9,648	—	9,648	(8,621)	(431)	596
Payables under repurchase agreements	16,690	—	16,690	(16,667)	—	23
Payables under securities lending transactions	6,085	—	6,085	(6,082)	—	3

Total	32,423	—	32,423	(31,370)	(431)	622

September 30, 2014
Assets (1):
Derivatives	11,708	—	11,708	(10,249)	(429)	1,030
Receivables under resale agreements	9,510	—	9,510	(9,456)	—	54
Receivables under securities borrowing transactions	5,003	—	5,003	(4,991)	—	12

Total	26,221	—	26,221	(24,696)	(429)	1,096

Liabilities (1):
Derivatives	11,478	—	11,478	(10,094)	(766)	618
Payables under repurchase agreements	19,254	—	19,254	(19,229)	—	25
Payables under securities lending transactions	6,292	—	6,292	(6,288)	—	4

Total	37,024	—	37,024	(35,611)	(766)	647

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

19. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by the management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of segments’ net business profits with Income before income tax expense under U.S. GAAP.

The MHFG Group engages in banking, trust banking, securities, and other businesses through its subsidiaries and affiliates. As these subsidiaries and affiliates operate in different industries and regulatory environments, MHFG discloses business segment information based on the relevant principal consolidated subsidiaries such as MHBK, MHTB, and Mizuho Securities Co., Ltd (“MHSC”) for investors to measure the present and future cash flows properly.

The operating segments of MHBK are aggregated based on the type of customer characteristics, and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

MHBK

Personal Banking

This segment provides financial products and services, such as housing loans, deposits, investment trusts, and individual insurance to individual customers through MHBK’s nationwide branches and ATM network as well as telephone and the internet banking services. In addition, this segment handles trust products as an agent of MHTB.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for small and medium enterprises (“SMEs”).

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to large Japanese corporations and their affiliates by integrating the Group’s specialty functions including banking, trust, and securities, based on solid relationships with MHBK’s domestic customers, and by utilizing its global industry knowledge.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Corporate Banking

This segment provides, to larger SMEs, financial products and services including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions to customers’ financial needs such as stable fund-raising, mergers and acquisitions, management buy-out, business succession, entry to new business, and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial products and services that include funding support via the subscription and underwriting of bonds etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for MHBK’s Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through its global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of MHBK.

MHTB

MHTB provides products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

MHSC

MHSC provides full-line securities services to corporations, financial institutions, public sector entities, and individuals.

Others

This segment consists of MHFG, its subsidiaries other than MHBK, MHTB, and MHSC, and its equity-method affiliates. They provide a wide range of customers with their various products and services such as those related to trust and custody, asset management, and private banking through companies such as Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate), and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The information below for reportable segments is derived from the internal management reporting systems. The management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segments’ assets. Accordingly, information on segments’ assets is not available.

Six months ended September 30, 2013 (1) (2) (3)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Gross profits:
Net interest income	401.7	347.4	55.2	20.4	80.9	25.7	12.4	64.6	88.2	54.3	19.0	1.3	132.0	554.0
Net noninterest income (expense)	192.2	191.2	8.5	12.5	70.6	20.4	8.9	76.5	(6.2)	1.0	53.8	148.1	94.9	489.0

Total	593.9	538.6	63.7	32.9	151.5	46.1	21.3	141.1	82.0	55.3	72.8	149.4	226.9	1,043.0
General and administrative expenses	275.8	254.7	56.6	29.4	40.5	19.8	10.5	42.9	55.0	21.1	45.6	120.1	158.2	599.7
Others	(22.2)	—	—	—	—	—	—	—	—	(22.2)	(1.5)	—	(1.0)	(24.7)

Net business profits	295.9	283.9	7.1	3.5	111.0	26.3	10.8	98.2	27.0	12.0	25.7	29.3	67.7	418.6

Six months ended September 30, 2014 (1)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	522.3	450.8	108.8	39.4	87.2	49.8	16.2	71.6	77.8	71.5	19.0	0.4	(0.3)	541.4
Net noninterest income	292.2	279.7	20.3	24.7	57.1	33.3	12.8	68.3	63.2	12.5	55.7	147.4	30.4	525.7

Total	814.5	730.5	129.1	64.1	144.3	83.1	29.0	139.9	141.0	84.0	74.7	147.8	30.1	1,067.1
General and administrative expenses	437.0	407.1	115.0	59.5	47.0	38.3	14.8	46.8	85.7	29.9	46.0	125.9	23.9	632.8
Others	(17.3)	—	—	—	—	—	—	—	—	(17.3)	(1.8)	—	(2.3)	(21.4)

Net business profits	360.2	323.4	14.1	4.6	97.3	44.8	14.2	93.1	55.3	36.8	26.9	21.9	3.9	412.9

Notes:

(1)	“Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the six months ended September 30, 2013 have been reclassified under the new allocation methods.
(3)	As for the six months ended September 30, 2013, “MHBK (Non-consolidated)” represents the sum of the performance of the former MHCB for the first quarter and the new MHBK for the second quarter, while “Others (h)” includes the performance of the former MHBK for the first quarter, in light of the merger of the former MHBK and the former MHCB conducted in July 2013.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Aggregation of MHBK and MHCB

	MHBK and MHCB
Six months ended September 30, 2013	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Gross profits:
Net interest income	471.1	108.6	40.7	83.5	50.9	17.2	64.6	105.6
Net noninterest income	253.3	16.7	24.3	75.6	34.7	11.3	76.5	14.2

Total	724.4	125.3	65.0	159.1	85.6	28.5	141.1	119.8
General and administrative expenses	386.8	111.7	58.3	43.9	38.7	14.4	42.9	76.9
Others	—	—	—	—	—	—	—	—

Net business profits	337.6	13.6	6.7	115.2	46.9	14.1	98.2	42.9

Notes:

(1)	The former MHBK and the former MHCB merged on July 1, 2013. Figures for the six months ended September 30, 2013 represent the simple aggregation of the performance of the former MHBK and the former MHCB for the first quarter, and the new MHBK for the second quarter.
(2)	Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the six months ended September 30, 2013 have been reclassified under the new allocation methods.

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting systems for the six months ended September 30, 2013 and 2014 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2013	2014
	(in billions of yen)
Net business profits	418.6	412.9

U.S. GAAP adjustments	(337.2)	91.0
(Provision) credit for loan losses	96.3	91.6
Net gains related to equity investments	66.3	52.6
Non-recurring personnel expense	(7.5)	(4.3)
Gains on disposal of premises and equipment	6.5	1.9
(Provision) credit for losses on off-balance-sheet instruments	(14.5)	8.0
Others—net	18.3	(25.7)

Income before income tax expense	246.8	628.0